UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

DATED: May 23, 2022

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NAVIOS MARITIME PARTNERS L.P.

FORM 6-K

This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Partners L.P. Registration Statement on Form F-3, File No. 333-237934.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three month periods ended March 31, 2022 and 2021 of Navios Maritime Partners L.P. (referred to herein as “we”, “us”, “Company” or “Navios Partners”). All of the financial statements have been stated in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Partners’ 2021 Annual Report filed on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”) on April 12, 2022.

This Report contains and will contain forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including Navios Partners’ 2022 cash flow generation, future contracted revenues, future distributions and its ability to make distributions going forward, Navios Partners’ ability to realize the projected advantages of the merger with Navios Maritime Acquisition Corporation (“Navios Acquisition”), opportunities to reinvest cash accretively in a fleet renewal program or otherwise, potential capital gains, its ability to take advantage of dislocation in the market and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters and Navios Partners’ ability to refinance its debt on attractive terms, or at all. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Partners at the time these statements were made. Although Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, risks relating to: global and regional economic and political conditions including the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, global economic activity, demand for seaborne transportation of the products we ship, the ability and willingness of charterers to fulfill their obligations to us and prevailing charter rates, the economic condition of the markets in which we operate, shipyards performing scrubber installations, construction of newbuilding vessels, drydocking and repairs, changing vessel crews and availability of financing, potential disruption of shipping routes due to accidents, wars, sanctions, diseases, pandemics, political events, piracy or acts by terrorists, uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume, the impact of the COVID-19 pandemic and the ongoing efforts throughout the world to contain it, the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us, our ability to maximize the use of our vessels, expected demand in the dry and liquid cargo shipping sectors in general and the demand for our drybuk, containerships and tanker vessels in particular, dry cargo and tanker industry trends, fluctuations in charter rates for dry bulk vessels, containerships and tanker vessels, vessel values and factors affecting vessel supply and demand, the aging of our vessels and resultant increases in operation and dry docking costs, the loss of any customer or charter or vessel, our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, potential liability from litigation and our vessel operations, including discharge of pollutants, general domestic and international political conditions, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Partners’ filings with the U.S. Securities and Exchange Commission, including its reports on Form 20-F and reports on Form 6-K. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Partners makes no prediction or statement about the performance of its common units.

Recent Developments

Acquisition of Vessels

In April 2022, Navios Partners agreed to purchase four 115,000 dwt Aframax/LR2 newbuilding vessels for a purchase price of $58.5 million each (plus $4.2 million in additional features). The vessels have been designed with the latest technology to optimize efficiency. They are expected to be delivered into Navios Partners’ fleet during 2024 and the first quarter of 2025. The closing of the transaction is subject to completion of customary documentation.

Credit Facilities

On May 9, 2022, Navios Partners entered into a new credit facility with a commercial bank for a total amount of up to $25.2 million in order to refinance existing indebtedness and for working capital purposes. The credit facility matures in the second quarter of 2027 and bears interest at Term Secured Overnight Financing Rate (SOFR) plus credit adjustment spread plus 250 bps per annum. On May 11, 2022, the entire amount was drawn under this credit facility.

Overview

We are an international owner and operator of dry cargo and tanker vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands. Olympos Maritime Ltd. is our general partner (the “General Partner”).

As of May 18, 2022, there were 30,197,087 outstanding common units and 622,555 general partnership units. Navios Maritime Holdings Inc. (“Navios Holdings”) currently owns an approximately 10.3% ownership interest in Navios Partners and the General Partner currently owns an approximately 2.0% ownership interest in Navios Partners based on all outstanding common units and general partner units.

Fleet

Navios Partners’ fleet consists of 54 Dry bulk vessels, 47 Containerships and 49 Tanker vessels, including three newbuilding Capesize bareboat charter-in vessels expected to be delivered by the second half of 2022, two newbuilding Capesize bareboat charter-in vessels expected to be delivered by the first half of 2023, two newbuilding Panamax vessels expected to be delivered by the second half of 2022 and first half of 2023, one newbuilding VLCC bareboat charter-in vessel expected to be delivered by the second half of 2022, four newbuilding Aframax/LR2 vessels expected to be delivered in 2024 and first half of 2025, ten newbuilding Containerships expected to be delivered by the second half of 2023 and in 2024 and two Containerships agreed to be sold and expected to be delivered in the second half of 2022.

We generate revenues by charging our customers for the use of our vessels to transport their dry cargo commodities, containers, crude oil, refined petroleum products and/or bulk liquid chemicals. From time to time, we operate vessels in the spot market until the vessels have been chartered out under short-term, medium and long-term charters.

The following table provides summary information about our fleet as of May 16, 2022:

Owned Drybulk Vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Navios La Paix	Ultra-Handymax	2014	61,485	—	111% average BSI 58 10TC	April 2023
Navios Christine B	Ultra-Handymax	2009	58,058	$40,425	No	June 2022
Navios Amaryllis	Ultra-Handymax	2008	58,735	$18,098	No	July 2022
				$28,575	No	October 2022
Serenitas N	Ultra-Handymax	2011	56,644	—	99.0% average BSI 58 10TC	July 2023
Navios Hyperion	Panamax	2004	75,707	$23,275	No	June 2022
Navios Alegria	Panamax	2004	76,466	—	99.5% average BPI 4TC	June 2022
Navios Orbiter	Panamax	2004	76,602	$17,813	No	May 2022
Navios Helios	Panamax	2005	77,075	—	100.0% average BPI 4TC	October 2022
Navios Sun	Panamax	2005	76,619	—	100.0% average BPI 4TC	January 2023
Navios Hope	Panamax	2005	75,397	—	100% average BPI 4TC	March 2023
Navios Sagittarius(5)	Panamax	2006	75,756	$28,500	No	August 2022
Navios Harmony	Panamax	2006	82,790	$28,500	No	July 2022
Navios Prosperity I	Panamax	2007	75,527	—	—	Spot
Navios Libertas	Panamax	2007	75,511	$23,750	No	May 2022
Navios Symmetry	Panamax	2006	74,381	$18,525	No	June 2022

Navios Apollon I	Panamax	2005	87,052	—	105.0% average BPI 4TC	November 2022
Navios Sphera	Panamax	2016	84,872	—	108.0% average BPI 82	February 2023
Navios Camelia	Panamax	2009	75,162	$20,900	No	June 2022
Navios Anthos	Panamax	2004	75,798	$19,855	No	June 2022
Copernicus N	Panamax	2010	93,062	—	108.0% average BPI 4TC	August 2022
Unity N	Panamax	2011	79,642	—	100.0% average BPI 4TC	July 2022
Odysseus N	Panamax	2011	79,642	$28,500	No	June 2022
Navios Victory	Panamax	2014	77,095	$12,513	No	June 2022
Navios Avior	Panamax	2012	81,335	—	—	Spot
Navios Centaurus	Panamax	2012	81,472	$20,900	No	June 2022
Navios Beaufiks(6)	Capesize	2004	180,310	$22,563	No	September 2023
Navios Symphony	Capesize	2010	178,132	—	97.0% average BCI 5TC	December 2022
Navios Fantastiks(7)	Capesize	2005	180,265	$21,650	No	March 2023
Navios Aurora II	Capesize	2009	169,031	—	99.0% average BCI 5TC	April 2023
Navios Pollux(7)	Capesize	2009	180,727	—	100.0% of pool earnings	September 2022
Navios Sol(8)	Capesize	2009	180,274	$33,440	No	September 2022
				—	110.0% average BCI 5TC	March 2023
Navios Fulvia	Capesize	2010	179,263	—	100.0% average BCI 5TC	January 2023
Navios Buena Ventura	Capesize	2010	179,259	—	100.5% average BCI 5TC	March 2023
Navios Melodia	Capesize	2010	179,132	$29,356	Profit sharing 50.0% above $37,500/day based on Baltic Exchange Capesize TC Average	June 2022
Navios Luz	Capesize	2010	179,144	—	102.0% average BCI 5TC	May 2023
Navios Ace(9)	Capesize	2011	179,016	—	107.25% average BCI 5TC	February 2023
Navios Aster	Capesize	2010	179,314	$27,731	No	February 2023
Navios Joy	Capesize	2013	181,389	Freight Voyage	No	August 2022
Navios Gem	Capesize	2014	181,336	$28,500	No	January 2023
Navios Mars	Capesize	2016	181,259	—	126.0% average BCI 5TC	October 2023
Navios Koyo	Capesize	2011	181,415	—	111.0% average BCI 5TC	March 2023
Navios Ray(10)	Capesize	2012	179,515	—	102.0% average BCI 5TC	January 2023
Navios Bonavis(7)	Capesize	2009	180,022	—	101.5% average BCI 5TC	March 2023
Navios Azimuth	Capesize	2011	179,169	—	100.0% average BCI 5TC	January 2023

Owned Containerships	Type	Built	Capacity (TEU)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Spectrum N	Containership	2009	2,546	$36,538	No	March 2025
Protostar N	Containership	2007	2,741	$17,775	No	July 2022
				$46,556	No	October 2025
Fleur N	Containership	2012	2,782	$19,750	No	March 2024
Ete N	Containership	2012	2,782	$19,750	No	February 2024
Navios Summer(6)	Containership	2006	3,450	$16,960	No	May 2022
				$45,480	No	May 2023
				$39,795	No	May 2024
				$30,320	No	May 2025
				$20,845	No	May 2026
				$34,110	No	July 2026
Matson Oahu(6)	Containership	2006	3,450	$22,713	No	May 2023
Navios Spring(6)	Containership	2007	3,450	$58,500	No	May 2025
Navios Vermilion(6)	Containership	2007	4,250	$54,313	No	December 2022
				$45,425	No	December 2023
				$23,972	No	November 2024
				$41,722	No	December 2024
Navios Indigo(6)	Containership	2007	4,250	$63,375	No	April 2023
				$43,875	No	April 2024
				$34,125	No	April 2025
				$24,375	No	April 2026
				$41,438	No	August 2026
Matson Lanai(6)	Containership	2007	4,250	$55,794	No	July 2025

Navios Amarillo(6)	Containership	2007	4,250	$20,845	No	January 2023
				$92,381	No	January 2024
				$63,956	No	January 2025
				$28,425	No	January 2026
				$9,475	No	January 2028
Navios Verde(6)	Containership	2007	4,250	$20,845	No	June 2023
Navios Azure(6)	Containership	2007	4,250	$22,678	No	October 2022
Navios Domino(6)	Containership	2008	4,250	$24,934	No	June 2023
Navios Delight(6)	Containership	2008	4,250	$45,425	No	January 2024
Navios Destiny(6)	Containership	2009	4,250	$54,313	No	November 2022
				$45,425	No	November 2023
				$23,972	No	October 2024
				$41,722	No	November 2024
Navios Devotion(6)	Containership	2009	4,250	$63,375	No	March 2023
				$43,875	No	March 2024
				$34,125	No	March 2025
				$24,375	No	March 2026
				$41,438	No	July 2026
Navios Lapis	Containership	2009	4,250	$31,353	No	May 2023
Navios Tempo	Containership	2009	4,250	$44,438	No	September 2025
Navios Dorado	Containership	2010	4,250	$21,676	No	June 2023
Navios Felicitas	Containership	2010	4,360	$63,375	No	January 2023
				$43,875	No	January 2024
				$34,125	No	January 2025
				$24,375	No	January 2026
				$41,438	No	May 2026
Bahamas	Containership	2010	4,360	$22,219	No	December 2022
				$60,000	No	May 2025
Zim Carmel (ex Bermuda)	Containership	2010	4,360	$61,114	No	April 2023
				$42,164	No	April 2024
				$32,689	No	April 2025
				$23,214	No	April 2026
				$39,795	No	June 2026
Navios Miami	Containership	2009	4,563	$54,313	No	November 2022
				$45,425	No	November 2023
				$23,972	No	October 2024
				$41,722	No	November 2024
Navios Magnolia	Containership	2008	4,730	$54,313	No	November 2022
				$45,425	No	November 2023
				$23,972	No	October 2024
				$41,722	No	November 2024
Navios Jasmine	Containership	2008	4,730	$21,825	No	December 2022
				$60,000	No	April 2025
Navios Chrysalis	Containership	2008	4,730	$30,083	No	July 2023
Navios Nerine	Containership	2008	4,730	$54,313	No	October 2022
				$45,425	No	October 2023
				$23,972	No	September 2024
				$41,722	No	October 2024
Hyundai Hongkong(4)	Containership	2006	6,800	$30,119	No	December 2023
				$21,083	No	December 2028
Hyundai Singapore(4)	Containership	2006	6,800	$30,119	No	December 2023
				$21,083	No	December 2028
Hyundai Tokyo(4)	Containership	2006	6,800	$30,119	No	December 2023
				$21,083	No	December 2028
Hyundai Shanghai(4)	Containership	2006	6,800	$30,119	No	December 2023
				$21,083	No	December 2028
Hyundai Busan(4)	Containership	2006	6,800	$30,119	No	December 2023
				$21,083	No	December 2028
Navios Utmost(6)(35)	Containership	2006	8,204	$21,656	No	September 2022
Navios Unite(6)(35)	Containership	2006	8,204	$27,840	No	September 2022
Navios Unison(13)	Containership	2010	10,000	$26,276	No	June 2026
Navios Constellation(13)	Containership	2011	10,000	$26,276	No	June 2026

Owned Tanker Vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Profit Sharing Arrangements	Expiration Date(3)
Nave Cosmos(14)	Chemical Tanker	2010	25,130	Floating Rate	No	August 2022
Nave Polaris(14)	Chemical Tanker	2011	25,145	Floating Rate	No	August 2022
Perseus N(12)	MR1 Product Tanker	2009	36,264	$11,356	No	May 2022
				$12,591	No	December 2022
Star N	MR1 Product Tanker	2009	37,836	$11,603	No	June 2022
Hector N	MR1 Product Tanker	2008	38,402	$12,591	No	August 2022
				$14,319	No	June 2023
				$15,306	No	August 2023
Nave Dorado(17)	MR2 Product Tanker	2005	47,999	$6,419	Yes	July 2022
Nave Aquila	MR2 Product Tanker	2012	49,991	$15,208	No	September 2022
Nave Atria(18)	MR2 Product Tanker	2012	49,992	$13,948	No	May 2023
Nave Capella(20)(13)	MR2 Product Tanker	2013	49,995	$12,898	No	July 2022
Nave Alderamin(13)	MR2 Product Tanker	2013	49,998	$12,898	No	May 2022
				$13,956	No	December 2022
Nave Pyxis(19)(11)	MR2 Product Tanker	2014	49,998	$14,293	No	July 2022
Nave Bellatrix	MR2 Product Tanker	2013	49,999	$13,084	No	August 2022
Nave Orion	MR2 Product Tanker	2013	49,999	$12,898	No	June 2022
				$13,956	No	December 2022
Nave Titan(16)(13)	MR2 Product Tanker	2013	49,999	$12,657	No	August 2022
Nave Luminosity	MR2 Product Tanker	2014	49,999	$14,813	No	November 2022
Nave Jupiter(22)	MR2 Product Tanker	2014	49,999	$15,504	No	August 2022
Nave Velocity(23)(13)	MR2 Product Tanker	2015	49,999	$15,553	No	October 2024
Nave Sextans(13)	MR2 Product Tanker	2015	49,999	$20,213	No	June 2022
				$16,844	No	May 2023
Nave Orbit(24)(12)	MR2 Product Tanker	2009	50,470	$14,418	No	March 2023
Nave Equator(6)	MR2 Product Tanker	2009	50,542	$13,500	No	October 2022
Bougainville(11)	MR2 Product Tanker	2013	50,626	$13,578	No	August 2022
Nave Equinox(25)(12)	MR2 Product Tanker	2007	50,922	$12,591	No	September 2022
Nave Pulsar(6)	MR2 Product Tanker	2007	50,922	$12,097	No	July 2022
Aurora N(27)	LR1 Product Tanker	2008	63,495	Floating Rate	No	August 2022
Lumen N(27)	LR1 Product Tanker	2008	63,599	Floating Rate	No	August 2022
Nave Cetus(28)(13)	LR1 Product Tanker	2012	74,581	$14,138	No	December 2022
Nave Ariadne(27)	LR1 Product Tanker	2007	74,671	Floating Rate	No	August 2022
Nave Cielo	LR1 Product Tanker	2007	74,671	Freight Voyage	No	May 2022
Nave Rigel(28)	LR1 Product Tanker	2013	74,673	$14,138	No	December 2022
Nave Atropos(11)	LR1 Product Tanker	2013	74,695	$14,813	No	September 2022
Nave Cassiopeia(13)(29)	LR1 Product Tanker	2012	74,711	Floating Rate	No	June 2022
Nave Andromeda(13)(29)	LR1 Product Tanker	2011	75,000	Floating Rate	No	June 2022
Nave Estella(13)	LR1 Product Tanker	2012	75,000	$13,716	No	June 2022
				$15,400	No	January 2023
Nave Constellation (34)	VLCC	2010	296,988	Floating Rate	Yes	December 2022
Nave Universe	VLCC	2011	297,066	—	—	Spot
Nave Galactic(31)	VLCC	2009	297,168	$17,775	Yes	September 2022
Nave Spherical(32)	VLCC	2009	297,188	Floating Rate	No	January 2023
Nave Quasar(33)	VLCC	2010	297,376	$16,788	Yes	February 2023
Nave Photon(34)	VLCC	2008	297,395	Floating Rate	Yes	December 2022
Nave Buena Suerte(21)	VLCC	2011	297,491	$47,906	Yes	June 2025
Nave Synergy	VLCC	2010	299,973	Freight Voyage	No	June 2022

Bareboat Chartered-in vessel	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Navios Libra	Panamax	2019	82,011	$29,099	—	June 2022
				—	109.75% average BPI 82	June 2024
Navios Amitie	Panamax	2021	82,002	$33,177	—	June 2022
				—	110.0% average BPI 82	January 2024
Navios Star	Panamax	2021	81,994	—	110.0% average BPI 82	February 2024
Nave Electron(21)	VLCC	2021	313,239	$47,906	Yes	January 2026
Baghdad(26)	VLCC	2020	313,433	$27,816	No	September 2030
Erbil(26)	VLCC	2021	313,486	$27,816	No	February 2031

Bareboat Chartered-in vessels to be delivered	Type	Delivery Date	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
TBN I	Capesize	H2 2022	180,000	—	—	—
TBN II	Capesize	H2 2022	180,000	—	—	—
TBN III	Capesize	H2 2022	180,000	—	—	—
TBN VII	Capesize	H1 2023	180,000	—	—	—
TBN V	Capesize	H1 2023	180,000	—	—	—
TBN XIV (30)	VLCC	H2 2022	310,000	Floating Rate	Yes	May 2024

Owned Drybulk Vessels - Panamax to be Delivered	Type	Delivery Date	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
TBN IV	Panamax	H2 2022	81,000	—	—	—
TBN VI	Panamax	H1 2023	81,000	—	—	—

Owned Containerships to be Delivered	Type	Delivery Date	Capacity (TEU)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
TBN VIII	Containership	H2 2023	5,300	$42,900	No	September 2024
				$39,000	No	September 2025
				$37,050	No	September 2026
				$35,100	No	September 2027
				$31,200	No	September 2028
				$37,050	No	November 2028
TBN IX	Containership	H2 2023	5,300	$42,900	No	December 2024
				$39,000	No	December 2025
				$37,050	No	December 2026
				$35,100	No	December 2027
				$31,200	No	December 2028
				$37,050	No	February 2029
TBN X	Containership	H1 2024	5,300	$42,900	No	June 2025
				$39,000	No	June 2026
				$37,050	No	June 2027
				$35,100	No	June 2028
				$31,200	No	June 2029
				$37,050	No	August 2029
TBN XI	Containership	H1 2024	5,300	$42,900	No	June 2025
				$39,000	No	June 2026
				$37,050	No	June 2027
				$35,100	No	June 2028
				$31,200	No	June 2029
				$37,050	No	August 2029

TBN XII	Containership	H2 2024	5,300	$42,900		No	September 2025
				$39,000		No	September 2026
				$37,050		No	September 2027
				$35,100		No	September 2028
				$31,200		No	September 2029
				$37,050		No	November 2029
TBN XIII	Containership	H2 2024	5,300	$42,900		No	November 2025
				$39,000		No	November 2026
				$37,050		No	November 2027
				$35,100		No	November 2028
				$31,200		No	November 2029
				$37,050		No	January 2030
TBN XV	Containership	H1 2024	5,300	$42,900		No	January 2025
				$39,000		No	January 2026
				$37,050		No	January 2027
				$35,100		No	January 2028
				$31,200		No	January 2029
				$37,050		No	March 2029
TBN XVI	Containership	H1 2024	5,300	$42,900		No	May 2025
				$39,000		No	May 2026
				$37,050		No	May 2027
				$35,100		No	May 2028
				$31,200		No	May 2029
				$37,050		No	July 2029
TBN XVII	Containership	H2 2024	5,300	$37,500		No	April 2030
TBN XVIII	Containership	H2 2024	5,300	$37,500		No	April 2030

Owned Tanker Vessels Aframax / LR2 to be delivered	Type	Delivery Date	Capacity (DWT)	Charter-Out Rate(1)		Index(2)	Expiration Date(3)
TBN XIX	Aframax / LR2	H1 2024	115,000	25,576	(8)	—	April 2029
TBN XX	Aframax / LR2	H2 2024	115,000	25,576	(8)	—	July 2029
TBN XXI	Aframax / LR2	H2 2024	115,000	—	(15)	—	—
TBN XXII	Aframax / LR2	H1 2025	115,000	—	(15)	—	—

(1)	Daily charter-out rate per day, net of commissions.
(2)	Index rates exclude commissions.
(3)	Estimated dates assuming the midpoint or company’s best estimate of the redelivery period by charterers.
(4)	Includes five optional years (owners’ option) starting 2023.
(5)	The vessel is subject to a sale and leaseback transaction for a period of up to three years, at which time we have an obligation to purchase the vessel.
(6)	The vessel is subject to a sale and leaseback transaction for a period of up to five years, at which time we have an obligation to purchase the vessel.
(7)	The vessel is subject to a sale and leaseback transaction for a period of up to six years, at which time we have an obligation to purchase the vessel.
(8)	The vessel is subject to a sale and leaseback transaction for a period of up to ten years, at which time we have an obligation to purchase the vessel.
(9)	The vessel is subject to a sale and leaseback transaction for a period of up to 11 years, at which time we have an obligation to purchase the vessel.
(10)	The vessel is subject to a sale and leaseback transaction for a period of up to nine years, at which time we have an obligation to purchase the vessel.
(11)	The vessel is subject to a sale and leaseback transaction for a period of up to eight years, at which time we have an obligation to purchase the vessel.
(12)	The vessel is subject to a sale and leaseback transaction for a period of up to four years, at which time we have an obligation to purchase the vessel.
(13)	The vessel is subject to a sale and leaseback transaction for a period of up to seven years, at which time we have an obligation to purchase the vessel.
(14)	Rate based on Delta-8 pool earnings.
(15)	Charterer has the option to charter one or both vessels on identical terms to the two first vessels. The option can be exercised through mid-October 2022.
(16)	Charterer’s option to extend the charter for up to six months at $13,716 net per day.
(17)	Profit sharing arrangement of 100% above $6,419 and 25% above $8,888.
(18)	Charterer’s option to extend the charter for up to 18 months at $14,887 net per day.

(19)	Charterer’s option to extend the charter for up to six months at $15,881 net per day.
(20)	Charterer’s option to extend the charter for up to six months at $13,956 net per day.
(21)	Profit sharing arrangement of 35% above $54,388, 40% above $59,388 and 50% above $69,388.
(22)	Charterer’s option to extend the charter for an optional year at $16,491 net per day.
(23)	Charterer’s option to extend the charter for one year at $16,540 net per day plus one year at $17,528 net per day.
(24)	Charterer’s option to extend the charter for up to 18 months at $15,306 net per day.
(25)	The premium for when the vessel is trading on ice or follow ice breaker is $1,481 per day.
(26)	Charterer’s option to extend the bareboat charter for five years at $29,751 net per day.
(27)	Rate based on Penfield pool earnings.
(28)	Charterer’s option to extend the charter for three months at $16,088 net per day.
(29)	Rate based on LR8 pool earnings.
(30)	Bareboat charter based on adjusted TD3C-WS with a floor of $22,572 and collar of $29,700.
(31)	Contract provides adjusted BITR TD3C-TCE index with a floor of $17,775, 100% to Navios up to collar $38,759 and 50% thereafter.
(32)	Contract provides 100% of BITR TD3C-TCE index plus $4,875 premium. Charterer’s option to extend for one year at TD3C-TCE index plus $1,463 premium.
(33)	Contract provides 100% of BITR TD3C-TCE index up to $37,031 and 50% thereafter with $16,788 floor.
(34)	Contract provides 100% of BITR TD3C-TCE index up to $17,775 and 50% thereafter with a floor at $2,963 and collar at $29,625.
(35)	Vessel agreed to be sold.

Our Charters

We provide seaborne shipping services under short, medium, and long-term time charters with customers that we believe are creditworthy. For the three month period ended March 31, 2022, Cosco represented approximately 10.6% of total revenues. For the three month period ended March 31, 2021, Hyundai Merchant Marine Co., Ltd. (“HMM”), Singapore Marine Pte Ltd. (“Singapore Marine”), and Cargill International S.A. (“Cargill”), represented approximately 21.5%, 19.4% and 12.2%, respectively, of total revenues. No other customers accounted for 10% or more of total revenues for any of the periods presented.

Our revenues are driven by the number of vessels in the fleet, the number of days during which vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels

•	the aggregate level of supply and demand in the shipping industry.

•	armed conflicts, such as the Russian/Ukrainian conflicts; and.

•	the ongoing global outbreak of COVID-19 or other epidemics or pandemics.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in the long-term charter market. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control. Please read “Risk Factors” in our 2021 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

We could lose a customer or the benefits of a charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer exercises certain rights to terminate the charter of the vessel;

•

the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•

a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

Under some of our time charters, either party may terminate the charter contract in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Some of the time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read “Risk Factors” in our 2021 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

Results of Operations

Overview

The financial condition and the results of operations presented for the three month periods ended March 31, 2022 and 2021 of Navios Partners presented and discussed below include the following entities:

Company name	Vessel name	Country of incorporation	2022	2021
Libra Shipping Enterprises Corporation	—	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Felicity Shipping Corporation	—	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Gemini Shipping Corporation	—	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Galaxy Shipping Corporation	—	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Palermo Shipping S.A	—	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Fantastiks Shipping Corporation(12)	Navios Fantastiks	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Sagittarius Shipping Corporation(12)	Navios Sagittarius	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 3/31	1/01 – 3/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Golem Navigation Limited(13)	—	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Perigiali Navigation Limited(12)	Navios Beaufiks	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Finian Navigation Co.(12)	Navios Ace	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Ammos Shipping Corp.	Navios Prosperity I	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Wave Shipping Corp.	Navios Libertas	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Casual Shipholding Co.(12)	Navios Sol	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Avery Shipping Company	Navios Symphony	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Coasters Ventures Ltd.	Navios Christine B	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Ianthe Maritime S.A.	Navios Aster	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 3/31	1/01 – 3/31

Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Fairy Shipping Corporation (5)	Navios Utmost	Marshall Is.	1/01 – 3/31	03/31 – 03/31
Limestone Shipping Corporation (5)	Navios Unite	Marshall Is.	1/01 – 3/31	03/31 – 03/31
Dune Shipping Corp.	—	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Citrine Shipping Corporation	—	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Cavalli Navigation Inc.	—	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Seymour Trading Limited(2)	Navios Altair I	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Goldie Services Company	Navios Symmetry	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Andromeda Shiptrade Limited	Navios Apollon I	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Esmeralda Shipping Corporation	Navios Sphera	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Triangle Shipping Corporation	Navios Mars	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Oceanus Shipping Corporation(19)	Castor N	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Cronus Shipping Corporation	Protostar N	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Leto Shipping Corporation(17)	Esperanza N	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Dionysus Shipping Corporation(4)	Harmony N	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Prometheus Shipping Corporation(18)	Solar N	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Camelia Shipping Inc.	Navios Camelia	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Anthos Shipping Inc.	Navios Anthos	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Azalea Shipping Inc.(1)	Navios Azalea	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Amaryllis Shipping Inc.	Navios Amaryllis	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Zaffre Shipping Corporation(14)	Serenitas N	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Wenge Shipping Corporation(14),(20)	Joie N	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Sunstone Shipping Corporation(14)	Copernicus N	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Fandango Shipping Corporation(14)	Unity N	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Flavescent Shipping Corporation(14)	Odysseus N	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Emery Shipping Corporation(15)	Navios Gem	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Rondine Management Corp.(15)	Navios Victory	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Prosperity Shipping Corporation	—	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Aldebaran Shipping Corporation	—	Marshall Is.	1/01 – 3/31	1/01 – 3/31
JTC Shipping and Trading Ltd.(11)	Holding Company	Malta	1/01 – 3/31	1/01 – 3/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Navios Maritime Operating LLC.	N/A	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 3/31	1/01 – 3/31
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Solange Shipping Ltd.(16)	Navios Avior	Marshall Is.	1/01 – 3/31	03/30 – 3/31
Mandora Shipping Ltd.(16)	Navios Centaurus	Marshall Is.	1/01 – 3/31	03/30 – 3/31
Olympia II Navigation Limited	Navios Domino	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Pingel Navigation Limited	Navios Delight	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Ebba Navigation Limited	Navios Destiny	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Clan Navigation Limited	Navios Devotion	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Sui An Navigation Limited(23)	Navios Dedication	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Bertyl Ventures Co.	Navios Azure	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Silvanus Marine Company	Navios Summer	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Anthimar Marine Inc.	Navios Amarillo	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Enplo Shipping Limited	Navios Verde	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Morven Chartering Inc.	Matson Oahu	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Rodman Maritime Corp.	Navios Spring	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Isolde Shipping Inc.	Navios Indigo	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Velour Management Corp.	Navios Vermilion	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Evian Shiptrade Ltd.	Matson Lanai	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Theros Ventures Limited	Navios Lapis	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Legato Shipholding Inc.	Navios Tempo	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Inastros Maritime Corp.	Navios Chrysalis	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Zoner Shiptrade S.A.	Navios Dorado	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Jasmer Shipholding Ltd.	Navios Nerine	Marshall Is.	1/01 – 3/31	03/31 – 3/31

Thetida Marine Co.	Navios Magnolia	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Jaspero Shiptrade S.A.	Navios Jasmine	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Peran Maritime Inc.	Navios Felicitas	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Nefeli Navigation S.A.	Navios Unison	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Crayon Shipping Ltd	Navios Miami	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Chernava Marine Corp.	Bahamas	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Proteus Shiptrade S.A	Zim Carmel	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Vythos Marine Corp.	Navios Constellation	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Navios Maritime Containers Sub L.P.	Sub-Holding Company	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Navios Partners Containers Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Boheme Navigation Company	Sub-Holding Company	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Navios Partners Containers Inc.	Sub-Holding Company	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Iliada Shipping S.A.	Operating Company	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Vinetree Marine Company	Operating Company	Marshall Is.	01/01 – 3/31	03/31 – 3/31
Afros Maritime Inc.	Operating Company	Marshall Is.	01/01 – 3/31	03/31 – 3/31
Cavos Navigation Co.(9)	Navios Libra	Marshall Is.	01/01 – 3/31	01/01 – 3/31
Perivoia Shipmanagement Co.(10)	Navios Amitie	Marshall Is.	01/01 – 3/31	01/01 – 3/31
Pleione Management Limited(10)	Navios Star	Marshall Is.	01/01 – 3/31	01/01 – 3/31
Bato Marine Corp.(21)	TBN I	Marshall Is.	01/01 – 3/31	03/05 – 3/31
Agron Navigation Company(21)	TBN II	Marshall Is.	01/01 – 3/31	03/05 – 3/31
Teuta Maritime S.A.(22)	TBN VII	Marshall Is.	01/01 – 3/31	03/05 – 3/31
Ambracia Navigation Company(21)	TBN IV	Marshall Is.	01/01 – 3/31	03/05 – 3/31
Artala Shipping Co.(22)	TBN V	Marshall Is.	01/01 – 3/31	03/05 – 3/31
Migen Shipmanagement Ltd.	Sub-Holding Company	Marshall Is.	01/01 – 3/31	03/05 – 3/31
Bole Shipping Corporation(24)	Spectrum N	Marshall Is.	01/01 – 3/31	—
Brandeis Shipping Corporation(24)	Ete N	Marshall Is.	01/01 – 3/31	—
Buff Shipping Corporation(24)	Fleur N	Marshall Is.	01/01 – 3/31	—
Morganite Shipping Corporation(25)	TBN VI	Marshall Is.	01/01 – 3/31	—
Balder Martitime Ltd.(26)	Navios Koyo	Marshall Is.	01/01 – 3/31	—
Melpomene Shipping Corporation(27)	TBN VIII	Marshall Is.	01/01 – 3/31	—
Urania Shipping Corporation(27)	TBN IX	Marshall Is.	01/01 – 3/31	—
Terpsichore Shipping Corporation(8)	TBN X	Marshall Is.	01/01 – 3/31	—
Erato Shipping Corporation(8)	TBN XI	Marshall Is.	01/01 – 3/31	—
Lavender Shipping Corporation(12) (7)	Navios Ray	Marshall Is.	01/01 – 3/31	—
Nostos Shipmanagement Corp.(12) (7)	Navios Bonavis	Marshall Is.	01/01 – 3/31	—
Navios Maritime Acquisition Corporation	Sub-Holding Company	Marshall Is.	01/01 – 3/31	—
Navios Acquisition Europe Finance Inc.	Sub-Holding Company	Marshall Is.	01/01 – 3/31	—
Navios Acquisition Finance (US) Inc.	Co-Issuer of Ship Mortgage Notes	Delaware	01/01 – 3/31	—
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.	01/01 – 3/31	—
Letil Navigation Ltd.	Sub-Holding Company	Marshall Is.	01/01 – 3/31	—
Navios Maritime Midstream Partners Finance (US) Inc.	Sub-Holding Company	Delaware	01/01 – 3/31	—
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	01/01 – 3/31	—
Amorgos Shipping Corporation	Nave Cosmos	Marshall Is.	01/01 – 3/31	—
Andros Shipping Corporation	Nave Polaris	Marshall Is.	01/01 – 3/31	—
Antikithira Shipping Corporation	Nave Equator	Marshall Is.	01/01 – 3/31	—
Antiparos Shipping Corporation	Nave Atria	Marshall Is.	01/01 – 3/31	—
Antipaxos Shipping Corporation	Nave Dorado	Marshall Is.	01/01 – 3/31	—
Antipsara Shipping Corporation	Nave Velocity	Marshall Is.	01/01 – 3/31	—
Crete Shipping Corporation	Nave Cetus	Marshall Is.	01/01 – 3/31	—

Delos Shipping Corporation	Nave Photon	Marshall Is.	01/01 – 3/31	—
Folegandros Shipping Corporation	Nave Andromeda	Marshall Is.	01/01 – 3/31	—
Ikaria Shipping Corporation	Nave Aquila	Marshall Is.	01/01 – 3/31	—
Ios Shipping Corporation	Nave Cielo	Cayman Islands	01/01 – 3/31	—
Iraklia Shipping Corporation	Bougainville	Marshall Is.	01/01 – 3/31	—
Kimolos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	01/01 – 3/31	—
Kithira Shipping Corporation	Nave Orbit	Marshall Is.	01/01 – 3/31	—
Kos Shipping Corporation	Nave Bellatrix	Marshall Is.	01/01 – 3/31	—
Lefkada Shipping Corporation	Nave Buena Suerte	Marshall Is.	01/01 – 3/31	—
Leros Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	01/01 – 3/31	—
Mytilene Shipping Corporation	Nave Orion	Marshall Is.	01/01 – 3/31	—
Oinousses Shipping Corporation	Nave Jupiter	Marshall Is.	01/01 – 3/31	—
Psara Shipping Corporation	Nave Luminosity	Marshall Is.	01/01 – 3/31	—
Rhodes Shipping Corporation	Nave Cassiopeia	Marshall Is.	01/01 – 3/31	—
Samos Shipping Corporation	Nave Synergy	Marshall Is.	01/01 – 3/31	—
Samothrace Shipping Corporation	Nave Pulsar	Marshall Is.	01/01 – 3/31	—
Serifos Shipping Corporation	Nave Estella	Marshall Is.	01/01 – 3/31	—
Sifnos Shipping Corporation	Nave Titan	Marshall Is.	01/01 – 3/31	—
Skiathos Shipping Corporation	Nave Capella	Marshall Is.	01/01 – 3/31	—
Skopelos Shipping Corporation	Nave Ariadne	Cayman Islands	01/01 – 3/31	—
Skyros Shipping Corporation	Nave Sextans	Marshall Is.	01/01 – 3/31	—
Syros Shipping Corporation	Nave Alderamin	Marshall Is.	01/01 – 3/31	—
Thera Shipping Corporation	Nave Atropos	Marshall Is.	01/01 – 3/31	—
Tilos Shipping Corporation	Nave Spherical	Marshall Is.	01/01 – 3/31	—
Tinos Shipping Corporation	Nave Rigel	Marshall Is.	01/01 – 3/31	—
Zakynthos Shipping Corporation	Nave Quasar	Marshall Is.	01/01 – 3/31	—
Cyrus Investments Corp.	Baghdad	Marshall Is.	01/01 – 3/31	—
Olivia Enterprises Corp.	Erbil	Marshall Is.	01/01 – 3/31	—
Limnos Shipping Corporation	Nave Pyxis	Marshall Is.	01/01 – 3/31	—
Thasos Shipping Corporation	Nave Equinox	Marshall Is.	01/01 – 3/31	—
Agistri Shipping Limited	Operating Subsidiary	Malta	01/01 – 3/31	—
Paxos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	01/01 – 3/31	—
Donoussa Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	01/01 – 3/31	—
Schinousa Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	01/01 – 3/31	—
Alonnisos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	01/01 – 3/31	—
Makronisos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	01/01 – 3/31	—
Shinyo Loyalty Limited	Former Vessel-Owning Company	Hong Kong	01/01 – 3/31	—
Shinyo Navigator Limited	Former Vessel-Owning Company	Hong Kong	01/01 – 3/31	—
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.	01/01 – 3/31	—
Navios Maritime Midstream Partners L.P.	Sub-Holding Company	Marshall Is.	01/01 – 3/31	—
Navios Maritime Midstream Operating LLC	Sub-Holding Company	Marshall Is.	01/01 – 3/31	—
Shinyo Dream Limited	Former Vessel-Owning Company	Hong Kong	01/01 – 3/31	—
Shinyo Kannika Limited	Former Vessel-Owning Company	Hong Kong	01/01 – 3/31	—

Shinyo Kieran Limited	Nave Universe	British Virgin Islands	01/01 – 3/31	—
Shinyo Ocean Limited	Former Vessel-Owning Company	Hong Kong	01/01 – 3/31	—
Shinyo Saowalak Limited	Nave Constellation	British Virgin Islands	01/01 – 3/31	—
Sikinos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	01/01 – 3/31	—
Kerkyra Shipping Corporation	Nave Galactic	Marshall Is.	01/01 – 3/31	—
Doxa International Corp.	Nave Electron	Marshall Is.	01/01 – 3/31	—
Alkmene Shipping Corporation	Star N	Marshall Is.	01/01 – 3/31	—
Aphrodite Shipping Corporation	Aurora N	Marshall Is.	01/01 – 3/31	—
Dione Shipping Corporation	Lumen N	Marshall Is.	01/01 – 3/31	—
Persephone Shipping Corporation	Hector N	Marshall Is.	01/01 – 3/31	—
Rhea Shipping Corporation	Perseus N	Marshall Is.	01/01 – 3/31	—
Tzia Shipping Corporation (21)	TBN XIV	Marshall Is.	01/01 – 3/31	—
Boysenberry Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	01/01 – 3/31	—
Cadmium Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	01/01 – 3/31	—
Celadon Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	01/01 – 3/31	—
Cerulean Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	01/01 – 3/31	—
Kleio Shipping Corporation (6)	TBN XII	Marshall Is.	01/01 – 3/31	—
Polymnia Shipping Corporation (6)	TBN XIII	Marshall Is.	01/01 – 3/31	—
Goddess Shiptrade Inc. (21)	TBN III	Marshall Is.	01/01 – 3/31	—
Navios Acquisition Merger Sub.Inc.	Merger SPV	Marshall Is.	01/01 – 3/31	—
Aramis Navigation Inc.(3)	Navios Azimuth	Marshall Is.	01/01 – 3/31	—
Thalia Shipping Corporation (6)	TBN XVII	Marshall Is.	01/01 – 3/31	—
Muses Shipping Corporation (6)	TBN XVIII	Marshall Is.	01/01 – 3/31	—
Euterpe Shipping Corporation (8)	TBN XVI	Marshall Is.	01/01 – 3/31	—
Calliope Shipping Corporation (8)	TBN XV	Marshall Is.	01/01 – 3/31	—

(1)	The vessel was sold on August 13, 2021.
(2)	The vessel was sold on October 29, 2021.
(3)	The vessel was acquired on July 9, 2021.
(4)	The vessel was sold on August 16, 2021.
(5)	The vessel agreed to be sold in February 2022.
(6)	Expected to be delivered by the second half of 2024.
(7)	The vessel was acquired on June 30, 2021.
(8)	Expected to be delivered by the first half of 2024.
(9)	The vessel was delivered on July 24, 2019 (see Note 15 – Leases to the unaudited condensed consolidated financial statements included elsewhere in this Report).
(10)	The vessels were delivered on May 28, 2021 and June 10, 2021 (see Note 15 - Leases to the unaudited condensed consolidated financial statements included elsewhere in this Report).
(11)	Not a vessel-owning subsidiary and only holds right to charter-in contracts.
(12)	Vessels under the sale and leaseback transaction.
(13)	The vessel was sold on December 10, 2020.
(14)	The vessels were acquired on June 29, 2020, following the liquidation of Navios Europe II.
(15)	The vessels were acquired on September 30, 2020.
(16)	The vessels were acquired on March 30, 2021 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).
(17)	The vessel was sold on January 13, 2021(see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).
(18)	The vessel was sold on January 28, 2021 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).
(19)	The vessel was sold on February 10, 2021 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).
(20)	The vessel was sold on March 25, 2021 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).
(21)	Expected to be delivered by the second half of 2022.

(22)	Expected to be delivered in the first half of 2023.
(23)	The vessel was sold on July 31, 2021.
(24)	The vessels were acquired on May 10, 2021.
(25)	Expected to be delivered in the first half of 2023.
(26)	The vessel was acquired on June 4, 2021.
(27)	Expected to be delivered by the second half of 2023.

The following table reflects certain key indicators of Navios Partners’ fleet performance for the three month periods ended March 31, 2022 and 2021

	Three Month Period Ended March 31, 2022 (unaudited)	Three Month Period Ended March 31, 2021 (unaudited)
Available Days(1)	11,228	4,252
Operating Days(2)	11,072	4,201
Fleet Utilization(3)	98.6%	98.8%
Time Charter Equivalent rate (per day) (4)	$20,386	$14,836
Vessels operating at period end	128	79

(1)

Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs, dry dockings or special surveys and ballast days relating to voyages. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

(2)

Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)

Fleet utilization is the percentage of time that Navios Partners’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, dry dockings or special surveys.

(4)

Time Charter Equivalent rate per day (“TCE”) is defined as voyage, time charter revenues and bareboat charter-out revenues (grossed up by currently applicable fixed vessel operating expenses) less voyage expenses during a period divided by the number of available days during the period. The TCE rate per day is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

FINANCIAL HIGHLIGHTS

Upon completion of the merger (“NMCI Merger”) with Navios Maritime Containers L.P. (“Navios Containers”) and the merger with Navios Acquisition (“NNA Merger”), the results of operations of Navios Containers and Navios Acquisition are included in Navios Partners’ condensed Consolidated Statements of Operations.

The following table presents consolidated revenue and expense information for the three month periods ended March 31, 2022 and 2021.

	Three Month Period Ended March 31, 2022 ($ ‘000) (unaudited)	Three Month Period Ended March 31, 2021 ($ ‘000) (unaudited)
Time charter and voyage revenues	$236,617	$65,063
Time charter and voyage expenses	(17,143)	(2,495)
Direct vessel expenses	(11,193)	(3,154)
Vessel operating expenses	(73,172)	(22,962)
General and administrative expenses	(13,916)	(4,907)
Depreciation and amortization of intangible assets	(42,866)	(13,087)
Amortization of unfavorable lease terms	21,839	—
Loss on sale of vessels	—	(511)
Interest expense and finance cost, net	(13,227)	(5,844)
Interest income	2	115
Other expense, net	(1,276)	(431)
Equity in net earnings of affiliated companies	—	80,839
Bargain gain	—	44,053

Net income	$85,665	$136,679

EBITDA(1)	$126,118	$158,551

Adjusted EBITDA(1)	$126,118	$33,659

Operating Surplus(1)	$55,825	$11,998

(1)

EBITDA, Adjusted EBITDA and Operating Surplus are non-GAAP financial measures. See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus” for a description of EBITDA, Adjusted EBITDA and Operating Surplus and a reconciliation of EBITDA, Adjusted EBITDA and Operating Surplus to the most comparable measure under U.S. GAAP.

Period over Period Comparisons

For the Three Month Period ended March 31, 2022 compared to the Three Month Period ended March 31, 2021

Time charter and voyage revenues: Time charter and voyage revenues of Navios Partners for the three month period ended March 31, 2022 increased by approximately $171.5 million, or 263.4%, to $236.6 million, as compared to $65.1 million for the same period in 2021. The increase in revenue was mainly attributable to the increase in the size of our fleet and to the increase in TCE rate. For the three month period ended March 31, 2022, despite the fact that time charter and voyage revenues was negatively affected by $4.8 million related to the straight line effect of the containerships charters with de-escalating rates, TCE rate increased by 37.4% to $20,386 per day, as compared to $14,836 per day for the same period in 2021. The available days of the fleet increased by 164.1% to 11,228 days for the three month period ended March 31, 2022, as compared to 4,252 for the same period in 2021 mainly due to the NMCI Merger and the NNA Merger.

Time charter and voyage expenses: Time charter and voyage expenses for the three month period ended March 31, 2022 increased by approximately $14.6 million to $17.1 million, as compared to $2.5 million for the three month period ended March 31, 2021 mainly due to the increase in the size of our fleet. The increase was mainly attributable to a: (i) $7.1 million increase in bareboat charter-in hire expense due to the delivery of two bareboat-in vessel during the second quarter of 2021 and the NNA Merger; (ii) $2.5 million increase in bunkers expenses; (iii) $2.3 million increase in brokers’ commissions; (iv) $2.0 million net increase in other voyage expenses; and (v) $0.7 million increase in port expenses related to the freight voyages.

Direct vessel expenses: Direct vessel expenses, for the three month period ended March 31, 2022 increased by $8.0 million, to $11.2 million, as compared to $3.2 million for the three month period ended March 31, 2021. The increase of $8.0 million was mainly attributable to the amortization of deferred drydock and special survey costs due to the increase in the size of our fleet, and crew related expenses as a result of COVID-19 measures pursuant to the terms of the Management Agreements, as defined herein.

Vessel operating expenses: Vessel operating expenses for the three month period ended March 31, 2022, increased by approximately $50.2 million, or 218.3%, to $73.2 million, as compared to $23.0 million for the same period in 2021. The increase was mainly due to the increase in the size of our fleet.

General and administrative expenses: General and administrative expenses increased by $9.0 million to $13.9 million for the three month period ended March 31, 2022, as compared to $4.9 million for the three month period ended March 31 , 2021. The increase was mainly due to a: (i) $6.5 million increase in administrative fees paid to the Navios Shipmanagement Inc., (the “Manager”) and Navios Tankers Management Inc. (“Tankers Manager” and together with the Manager, the “Managers”) due to the increased number of owned and chartered-in vessels in Navios Partners’ fleet; and (ii) $2.6 million increase in legal and professional fees, as well as audit fees and other administrative expenses. The above increase was partially mitigated by an approximately $0.1 million decrease in stock-based compensation expenses.

Depreciation and amortization of intangible assets: Depreciation and amortization of intangible assets amounted to $42.9 million for the three month period ended March 31, 2022, as compared to $13.1 million for the three month period ended March 31, 2021. The increase of approximately $29.8 million was mainly attributable to: (i) a $19.6 million increase due to the delivery of the fleet of Navios Acquisition in Navios Partners’ owned fleet; (ii) an $8.1 million increase in depreciation expense due to the delivery of the fleet of Navios Containers in Navios Partners’ owned fleet; (iii) a $2.4 million increase in depreciation expense due to the delivery of nine vessels in 2021; and (iv) a $0.2 million increase in depreciation expense due to vessel additions. The above increase was partially mitigated by a $0.5 million decrease due to the sale of eight vessels in 2021.

Amortization of unfavorable lease terms: Amortization of unfavorable lease terms amounted to $21.8 million for the three month period ended March 31, 2022, that related to the fair value of the time charters with unfavorable lease terms as determined at the acquisition date of Navios Containers and at the date of obtaining control of Navios Acquisition. There was no amortization of unfavorable lease terms for the corresponding interim period of the previous year.

Loss on sale of vessels: There was no loss on sale of vessels for the three month period ended March 31, 2022. Loss on sale of vessels amounted to $0.5 million for the three month period ended March 31, 2021, relating to a loss on sale of the Joie N that amounted to $1.4 million which was partially mitigated by a gain on sale of the Esperanza N and the Solar N that amounted to $0.9 million.

Interest expense and finance cost, net: Interest expense and finance cost, net, for the three month period ended March 31, 2022 increased by approximately $7.4 million or 127.6% to $13.2 million, as compared to $5.8 million for the three month period ended March 31, 2021. The increase was mainly due to the interest and finance costs of Navios Containers’ credit facilities and financial liabilities recognized following the completion of the NMCI Merger on March 31, 2021, the interest and finance costs of Navios Acquisition’s credit facilities and financial liabilities recognized following the NNA Merger.

Interest income: Interest income amounted to $0.1 million for the three month period ended March 31, 2021.

Other expense, net: Other expense, net for the three month period ended March 31, 2022 amounted to $1.3 million, as compared to $0.4 million for the three month period ended March 31, 2021, mainly due to the increase in other miscellaneous expenses.

Equity in net earnings of affiliated companies: There was no equity in net earnings of affiliated companies for the three month period ended March 31, 2022. Equity in net earnings of affiliated companies for the three month period ended March 31, 2021 amounted to $80.8 million. The amount of $80.8 million is the gain from equity in net earnings resulting from remeasurement of existing interest held in Navios Containers upon the NMCI Merger. As of March 31, 2021, Navios Partners’ previously held interest of 35.7% in Navios Containers was remeasured to a fair value of $107.0 million, resulting in revaluation gain of $75.4 million which along with the equity gain of approximately $5.4 million from the operations of Navios Containers, up to the closing date, aggregate to a gain on acquisition of control in the amount of $80.8 million.

Bargain gain: There was no bargain gain for the three month period ended March 31, 2022. Bargain gain amounted to $44.1 million for the three month period ended March 31, 2021, resulting from the excess Navios Containers’ fair value of the identifiable assets acquired of $342.7 million over the total purchase price consideration of $298.6 million.

Net income: Net income for the three month period ended March 31, 2022 amounted to $85.7 million as compared to $136.7 million net income for the three month period ended March 31, 2021. The decrease of $51.0 million was due to the factors discussed above.

Operating surplus: Navios Partners generated Operating Surplus for the three month period ended March 31, 2022 of $55.8 million, as compared to $12.0 million for the three month period ended March 31, 2021. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus” contained herein).

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Liquidity and Capital Resources

In addition to distributions on our units, our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under our credit facilities and debt service, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from our equity offerings, operations, proceeds from asset sales, long-term bank borrowings and other debt raisings. As of March 31, 2022, Navios Partners’ current assets totaled $208.6 million, while current liabilities totaled $325.8 million, resulting in a negative working capital position of $117.2 million. Navios Partners’ cash forecast indicates that it will generate sufficient cash through its contracted revenue of $2.8 billion as of May 16, 2022 and cash proceeds from sale of vessels (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report) to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business for a period of at least 12 months from the date of issuance of our condensed consolidated financial statements.

Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the Omnibus Agreement, as defined herein. We cannot assure you that we will be able to secure adequate financing or to obtain additional funds on favorable terms, to meet our liquidity needs.

Cash deposits and cash equivalents in excess of amounts covered by government provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Navios Partners may use funds to repurchase its outstanding common units and/or indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Partners deems appropriate and subject to its cash requirements for other purposes, compliance with the covenants under Navios Partners’ credit facilities, and other factors management deems relevant.

Long-Term Debt Obligations

Navios Partners’ long-term borrowings are presented under the captions “Long-term financial liabilities, net”, “Long-term debt, net”, “Current portion of financial liabilities, net” and “Current portion of long-term debt, net”. As of March 31, 2022 and December 31, 2021, total borrowings, net of deferred finance costs amounted to $1,319.8 million and $1,361.7 million, respectively. The current portion of long-term borrowings, net amounted to $245.2 million at March 31, 2022 and $255.1 million at December 31, 2021.

Credit Facilities

As of March 31, 2022, the Company had secured credit facilities with various banks with a total outstanding balance of $801.7 million. The purpose of the facilities was to finance the acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. dollars and bear interest rate (as defined in the loan agreement) plus spread ranging from 225 bps to 350 bps, per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from the first quarter of 2023 to the first quarter of 2027.

ABN Amro Bank N.V.: On March 28, 2022, Navios Partners entered into a new credit facility with ABN Amro Bank N.V. of up to $55.0 million in order to refinance the existing indebtedness of three of its vessels and for general corporate purposes. On March 31, 2022, the full amount was drawn. As of March 31, 2022, the total outstanding balance was $55.0 million and is repayable in 20 consecutive quarterly installments of $1.7 million each together with a final balloon payment of $21.0 million to be paid on the last repayment date. The facility matures in the first quarter of 2027 and bears interest at daily cumulative or non-cumulative compounded RFR rate (as defined in the loan agreement) plus 225 bps per annum.

Amounts drawn under the credit facilities are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiaries.

Credit Facilities and Financial Liabilities

The credit facilities and certain financial liabilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’, Angeliki Frangou’s or their affiliates’ ownership in Navios Partners of at least 5.0%; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the Management Agreements (as defined herein).

As of each of March 31, 2022 and December 31, 2021, the security deposits under certain sale and leaseback agreements were $10.1 million and are presented under “Other long-term assets” in the condensed Consolidated Balance Sheets.

The Company’s credit facilities and certain financial liabilities also require compliance with a number of financial covenants, including: (i) maintain a required security ranging over 105% to 140%; (ii) minimum free consolidated liquidity in an amount equal to $0.5 million per owned vessel and a number of vessels as defined in the Company’s credit facilities and financial liabilities; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in the Company’s credit facilities and financial liabilities) ranging from less than 0.75 to 0.80; and (v) maintain a minimum net worth ranging from $30.0 million to $135.0 million.

It is an event of default under the credit facilities and certain financial liabilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the facilities.

As of March 31, 2022, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities and certain financial liabilities.

The following table presents cash flow information derived from the unaudited condensed Consolidated Statements of Cash Flows of Navios Partners for the three month periods ended March 31, 2022 and 2021.

	Three Month Period Ended March 31, 2022 ($ ‘000) (unaudited)	Three Month Period Ended March 31, 2021 ($‘000) (unaudited)
Net cash provided by operating activities	$5,153	$16,177
Net cash (used in)/ provided by investing activities	(21,669)	5,638
Net cash used in financing activities	(44,734)	(1,163)

(Decrease)/ Increase in cash, cash equivalents and restricted cash	$(61,250)	$20,652

Cash provided by operating activities for the three month period ended March 31, 2022 as compared to the cash provided by operating activities for the three month period ended March 31, 2021

Net cash provided by operating activities decreased by $11.0 million to $5.2 million of cash provided by operating activities for the three month period ended March 31, 2022, as compared to $16.2 million of cash provided by operating activities for the same period in 2021. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items as discussed below.

The aggregate adjustments to reconcile net income to net cash provided by operating activities was a $33.5 million non-cash positive net adjustments for the three month period ended March 31, 2022, which consisted mainly of the following adjustments: (i) $42.9 million depreciation and amortization of intangible assets; (ii) $6.2 million amortization of deferred dry dock and special survey costs; (iii) $5.1 million non-cash amortization of deferred revenue and straight line; and (iv) $1.3 million amortization and write-off of deferred finance costs and discount. These adjustments were partially mitigated by: (i) $21.8 million amortization of unfavorable lease terms; and (ii) $0.2 million amortization of operating lease assets/ liabilities.

The net cash outflow resulting from the change in operating assets and liabilities of $114.0 million for the three month period ended March 31, 2022 resulted from a $64.2 million decrease in amounts due to related parties, an $18.5 million increase in amounts due from related parties, a $15.4 increase in accounts receivable, a $10.5 million increase in prepaid expenses and other current assets, $ 9.4 million in payments for dry dock and special survey costs, and a $4.8 million decrease in deferred revenue. This was partially mitigated by a $4.9 million increase in accrued expenses and a $3.9 million increase in accounts payable.

The aggregate adjustments to reconcile net income to net cash provided by operating activities was approximately $106.9 million non-cash negative adjustments for the three month period ended March 31, 2021, which consisted mainly of the following adjustments: $13.1 million depreciation and amortization, $0.3 million amortization of operating lease assets/ liabilities, $0.1 million equity compensation expense, $0.5 million loss on sale of vessels, $1.3 million amortization and write-off of deferred finance costs and discount, $3.1 million amortization of deferred dry dock and special survey costs, $80.8 million equity in net earnings of affiliated companies, $44.1 million bargain gain from merger with Navios Containers and $0.4 million non-cash amortization of deferred revenue and straight line.

The net cash outflow resulting from the change in operating assets and liabilities of $13.6 million for the three month period ended March 31, 2021 resulted from a $0.5 million increase in accounts receivable, a $4.7 million increase in prepaid expenses and other current assets, a $0.4 million decrease in accrued expenses, an $11.8 million in payments for dry dock and special survey costs and a $0.3 million decrease in operating lease liabilities short and long term. This was partially mitigated by a $1.4 million increase in accounts payable and a $2.7 million increase in deferred revenue.

Cash used in investing activities for the three month period ended March 31, 2022 as compared to the cash provided by investing activities for the three month period ended March 31, 2021

Net cash used in investing activities for the three month period ended March 31, 2022 amounted to $21.7 million as compared to $5.6 million cash provided by investing activities for the three month period ended March 31, 2021.

Cash used in investing activities of approximately $21.7 million for the three month period ended March 31, 2022 was mainly due to: (i) $19.0 million relating to deposits for the acquisition/ option to acquire vessels and capitalized expenses; and (ii) $2.7 million related to vessels’ additions.

Cash provided by investing activities of approximately $5.6 million for the three month period ended March 31, 2021 was mainly due to: (i) $32.7 million of proceeds related to the sale of four vessels; and (ii) $10.3 million cash acquired from Navios Containers following the merger. This was partially mitigated by $37.3 million related to vessel acquisitions, additions and capitalized expenses for two bareboat charter-in vessels.

Cash used in financing activities for the three month period ended March 31, 2022 as compared to cash used in financing activities for the three month period ended March 31, 2021

Net cash used in financing activities increased by $43.5 million to $44.7 million outflow for the three month period ended March 31, 2022, as compared to $1.2 million outflow for the same period in 2021.

Cash used in financing activities of $44.7 million for the three month period ended March 31, 2022 was mainly due to: (i) loans and financial liabilities repayments of $97.2 million; (ii) payment of total cash distributions of $1.5 million; and (iii) payment of $1.0 million of deferred finance costs relating to the new credit facilities. This was partially mitigated by $55.0 million of proceeds from the new credit facility.

Cash used in financing activities of $1.2 million for the three month period ended March 31, 2021 was mainly due to: (i) a payment of a total cash distribution of $0.6 million; (ii) a payment of $0.4 million of deferred finance costs related to the new credit facility; and (iii) loans and financial liabilities repayments of $72.0 million. This total increase was partially mitigated by: (i) $58.0 million of proceeds from the loan drawdown of its credit facility with Credit Agricole Corporate and Investment Bank; (ii) $9.7 million proceeds from the issuance of common units; and (iii) $4.1 million of proceeds from issuance of general partner units.

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and, Operating Surplus

	Three Month Period Ended March 31, 2022 ($ ‘000) (unaudited)	Three Month Period Ended March 31, 2021 ($ ‘000) (unaudited)
Net cash provided by operating activities	$5,153	$16,177
Net increase in operating assets	53,956	16,975
Net decrease/ (increase) in operating liabilities	60,013	(3,441)
Net interest cost	13,225	5,729
Amortization and write-off of deferred financing cost	(1,324)	(1,290)
Amortization of operating lease assets/ liabilities	211	(255)
Non-cash amortization of deferred revenue and straight line	(5,074)	393
Stock-based compensation	(42)	(118)
Loss on sale of vessel	—	(511)
Bargain gain	—	44,053
Equity in net earnings of affiliated companies	—	80,839

EBITDA(1)	$126,118	$158,551
Equity in net earnings of affiliated companies	—	(80,839)
Bargain gain	—	(44,053)

Adjusted EBITDA(1)	$126,118	$33,659
Cash interest income	2	1
Cash interest paid	(11,252)	(4,675)
Maintenance and replacement capital expenditures	(59,043)	(16,987)

Operating Surplus(2)	$55,825	$11,998

	Three Month Period Ended March 31, 2022 (unaudited)	Three Month Period Ended March 31, 2021 (unaudited)
Net cash provided by operating activities	$5,153	$16,177
Net cash (used in)/ provided by investing activities	$(21,669)	$5,638
Net cash used in financing activities	$(44,734)	$(1,163)

(1) EBITDA and Adjusted EBITDA

EBITDA represents net income before interest and finance costs, depreciation and amortization (including intangible accelerated amortization) and income taxes. Adjusted EBITDA represents EBITDA before equity in net earnings of affiliated companies and bargain gain. Navios Partners uses Adjusted EBITDA as a liquidity measure and reconciles EBITDA and Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase/(decrease) in operating assets; (ii) net (increase)/ decrease in operating liabilities; (iii) net interest cost; (iv) amortization and write-off of deferred financing cost; (v) equity in net earnings of affiliated companies; (vi) non-cash amortization of deferred revenue and straight line; (vii) stock-based compensation expense; (viii) amortization of operating lease assets/ liabilities; (ix) loss on sale of assets and (x) bargain gain. Navios Partners believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and make cash distributions. Navios Partners also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Each of EBITDA and Adjusted EBITDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Partners’ results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Partners’ performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA for the three month period ended March 31, 2021 was affected by the accounting effect of: (i) a $44.1 million bargain gain; and (ii) an $80.8 million gain from equity in net earnings of affiliated companies resulting from remeasurment of existing interest held in Navios Container. Excluding these items, Adjusted EBITDA increased by approximately $92.4 million to $126.1 million for the three month period ended March 31, 2022, as compared to $33.7 million for the same period in 2021. The increase in Adjusted EBITDA was primarily due to a: (i) $171.5 million increase in time charter and voyage revenues; and (ii) $0.5 million decrease in loss on sale of vessels. The above increase was partially mitigated by a: (i) $50.2 million increase in vessel operating expenses, mainly due to the increased fleet; (ii) $14.6 million increase in time charter and voyage expenses; (iii) $9.0 million increase in general and administrative expenses, mainly due to the increased fleet; (iv) $4.9 million increase in direct vessel expenses (excluding the amortization of deferred drydock, special survey costs and other capitalized items); and (v) $0.9 million increase in other expense, net.

(2) Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense, non-cash interest income, equity compensation expense, estimated maintenance and replacement capital expenditures and one-off items. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions and is a non-GAAP measure. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Capital Expenditures

Navios Partners finances its capital expenditures with cash flow from operations, equity raisings, long-term bank borrowings and other debt raisings. Capital expenditures for each of the three month periods ended March 31, 2022 and 2021 amounted to $21.7 million and $37.3 million, respectively. The reserves for estimated maintenance and replacement capital expenditures for the three month periods ended March 31, 2022 and 2021 were $59.0 million and $17.0 million, respectively.

Maintenance for our vessels and expenses related to drydocking expenses are reimbursed at cost by Navios Partners to our Managers under the Management Agreements (as defined herein).

Maintenance and Replacement Capital Expenditures Reserve

We estimate that our annual replacement reserve for the year ending December 31, 2022 will be approximately $236.2 million, for replacing our vessels at the end of their useful lives.

The amount for estimated replacement capital expenditures attributable to future vessel replacement was based on the following assumptions: (i) current market price to purchase a five year old vessel of similar size and specifications; (ii) a 25-year useful life for drybulk and tanker vessels and a 30-year useful life for containerships; and (iii) a relative net investment rate.

The amount for estimated maintenance capital expenditures attributable to future vessel drydocking and special survey was based on certain assumptions including the remaining useful life of the owned vessels of our fleet, market costs of drydocking and special survey and a relative net investment rate.

Our Board of Directors, with the approval of the Conflicts Committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, charter hire rates and the availability and cost of financing at the time of replacement. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units, which could be dilutive to existing unitholders.

Vessels to be delivered

In April 2022, Navios Partners agreed to purchase four 115,000 dwt Aframax/LR2 newbuilding vessels for a purchase price of $58.5 million each (plus $4.2 million in additional features). The vessels have been designed with the latest technology to optimize efficiency. They are expected to be delivered into Navios Partners’ fleet during 2024 and the first quarter of 2025. The closing of the transaction is subject to completion of customary documentation.

Pursuant to a novation agreement dated January 28, 2022 the Company agreed to novate the shipbuilding contract and to simultaneously enter into a bareboat charter agreement to bareboat charter-in a newbuilding Panamax vessel, under a ten-year bareboat contract, from an unrelated third party. The vessel has approximately 81,000 dwt and is expected to be delivered in Navios Partners’ fleet during the first half of 2023. Navios Partners agreed to pay in total $6.9 million, of which $3.4 million was paid in July 2021 and the remaining amount will be paid during the second quarter of 2022. In January 2022, Navios Partners declared its option to purchase the vessel. As of March 31, 2022, the total amount of $3.4 million is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

In November 2021, Navios Partners agreed to purchase four 5,300 TEU newbuilding containerships (two plus two optional), from an unrelated third party, for a purchase price of $62.8 million each. The vessels are expected to be delivered into Navios Partners’ fleet during the first and the second half of 2024. Navios Partners agreed to pay in total $25.1 million in four installments for each vessel and the remaining amount of $37.7 million plus extras for each vessel will be paid upon delivery of the vessel. In the first quarter of 2022, the aggregate amount of $12.6 million in relation to the first installment for two vessels, was paid. As of March 31, 2022, the total amount of $12.6 million is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

On October 1, 2021, Navios Partners exercised its option to acquire two 5,300 TEU newbuilding containerships, from an unrelated third party, for a purchase price of $61.6 million each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2024. Navios Partners agreed to pay in total $18.5 million in three installments for each vessel and the remaining amount of $43.1 million for each vessel plus extras will be paid upon delivery of the vessel. On November 15, 2021, the first installment of each vessel of approximately $6.2 million, or $12.3 million accumulated for the two vessels, was paid. As of March 31, 2022, the total amount of $12.3 million is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

On July 2, 2021, Navios Partners agreed to purchase four 5,300 TEU newbuilding containerships, from an unrelated third party, for a purchase price of $61.6 million each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2023 and first half of 2024. Navios Partners agreed to pay in total $18.5 million in three installments for each vessel and the remaining amount of $43.1 million for each vessel plus extras will be paid upon delivery of the vessel. On August 13, 2021, the first installment of each vessel of approximately $6.2 million, or $24.6 million accumulated for the four vessels, was paid. As of March 31, 2022, the total amount of $24.6 million is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

Pursuant to a novation agreement dated December 20, 2021 the Company agreed to novate the shipbuilding contract and to simultaneously enter into a bareboat charter agreement to bareboat charter-in a newbuilding Panamax vessel, under a ten-year bareboat contract, from an unrelated third party. The vessel has approximately 81,000 dwt and is expected to be delivered in Navios Partners’ fleet during the second half of 2022. Navios Partners agreed to pay in total $6.3 million, of which approximately $3.2 million was paid in April 2021 and the remaining amount was paid in the first quarter of 2022. In December 2021, Navios Partners declared its option to purchase the vessel. As of March 31, 2022, the total amount of $6.3 million is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

In June 2021, Navios Partners agreed to bareboat charter-in, under a ten-year bareboat contract, from an unrelated third party, one newbuilding Capesize vessel, of approximately 180,000 dwt. Navios Partners has the option to acquire the vessel after the end of year four for the remaining period of the bareboat charter. Navios Partners agreed to pay in total $12.0 million, representing a deposit for the option to acquire the vessel after the end of the fourth year of which $6.0 million was paid in September 2021 and the remaining amount of $6.0 million will be paid upon the delivery of the vessel. The vessel is expected to be delivered by the second half of 2022. In September 2021, Navios Partners declared its option to purchase the vessel. As of March 31, 2022, the total amount of $6.1 million, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

On March 25, 2021, Navios Partners agreed to bareboat charter-in, under a 15-year bareboat contract, from an unrelated third party, one newbuilding Capesize vessel, of approximately 180,000 dwt. Navios Partners has the option to acquire the vessel after the end of year four for the remaining period of the bareboat charter. Navios Partners agreed to pay in total $3.5 million, representing a deposit for the option to acquire the vessel after the end of the fourth year of which approximately $1.8 million was paid in August 2021 and the remaining amount will be paid upon the delivery of the vessel. The vessel is expected to be delivered by the first half of 2023. As of March 31, 2022, the total amount of $1.8 million, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

On January 25, 2021, Navios Partners agreed to bareboat charter-in, under a 15-year bareboat contract each, from an unrelated third party, three newbuilding Capesize vessels of approximately 180,000 dwt each. Navios Partners has the options to acquire the vessels after the end of year four for the remaining period of the bareboat charters. Navios Partners agreed to pay in total $10.5 million, representing a deposit for the options to acquire the vessels after the end of the fourth year, of which approximately $5.3 million was paid in August 2021 and the remaining amount will be paid upon the delivery of the vessels. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2022 and the first half of 2023. As of March 31, 2022, the total amount of $5.4 million, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us.

Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•

Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Currently, our partnership agreement can be amended with the approval of a majority of the outstanding common units.

•

Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement

•

Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

•

Our distribution policy is affected by restrictions on distributions under our credit facilities or other debt instruments. Specifically, our credit facilities contain material financial tests that must be satisfied and we will not pay any distributions that will cause us to violate our credit facilities or other debt instruments. Should we be unable to satisfy these restrictions included in our credit facilities or if we are otherwise in default under our credit facilities, our ability to make cash distributions to unitholders, notwithstanding our cash distribution policy, would be materially adversely affected.

•

If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

Quarterly Distribution

There is no guarantee that we will pay the quarterly distribution on the common units in any quarter. The amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, and will depend on, among other things, Navios Partners’ cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under our existing credit facilities.

Quarterly distributions were paid by the Company through September 2015. For the quarter ended December 31, 2015, the Company’s board of directors determined to suspend payment of the Company’s quarterly distributions in order to preserve cash and improve our liquidity. In March 2018, the Company’s board of directors announced a new distribution policy under which it paid quarterly cash distributions in the amount of $0.30 per unit, or $1.20 per unit annually. In July 2020, the Company amended its distribution policy under which it intends to pay quarterly cash distributions in the amount of $0.05 per unit, or $0.20 per unit annually.

In April 2022, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2022 of $0.05 per unit. The cash distribution was paid on May 12, 2022 to all unitholders of common units and general partner units of record as of May 9, 2022.

The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Partners’ cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

Incentive Distribution Rights

The following description of our incentive distribution rights reflects such rights and the indicated levels are achieved, of which there can be no assurance. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from Operating Surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Navios GP L.L.C. currently holds the incentive distribution rights, but may transfer these rights, provided the transferee agrees to be bound by the terms of the partnership agreement. The holder of incentive distribution rights may transfer any or all of its Incentive Distribution Rights without unitholder approval.

The following table illustrates the percentage allocations of the additional available cash from Operating Surplus among the unitholders, our general partner and the holder of our incentive distribution rights up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders in any available cash from Operating Surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount”, until available cash from Operating Surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2.0% ownership interest.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	Incentive Distribution Right Holder	General Partner
Minimum Quarterly Distribution	up to $5.25	98%	—	2%
First Target Distribution	up to $6.0375	98%	—	2%
Second Target Distribution	above $ 6.0375 up to $6.5625	85%	13%	2%
Third Target Distribution	above $6.5625 up to $7.875	75%	23%	2%
Thereafter	above $7.875	50%	48%	2%

Related Party Transactions

Vessel operating expenses: In August 2019, Navios Partners extended the duration of its management agreement (“Management Agreement”) with the Manager until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party. Vessel operating expenses were fixed for two years commencing from January 1, 2020 at: (a) $4,350 daily rate per Ultra-Handymax Vessel; (b) $4,450 daily rate per Panamax Vessel; (c) $5,410 daily rate per Capesize Vessel; and (d) $6,900 daily rate per Containership of TEU 6,800. In December 2019, the Management Agreement was further amended to include from January 1, 2020, a $6,100 daily rate per Sub-Panamax/Panamax Containership.

Following the completion of the NMCI Merger, the fleet of Navios Containers is included in Navios Partners’ owned fleet and continued to be operated by the Manager (see Note 3 – Acquisition of Navios Containers and Navios Acquisition to the unaudited condensed consolidated financial statements included elsewhere in this Report). As per the terms of the Navios Containers’ management agreement with the Manager, (the “NMCI Management Agreement”), vessel operating expenses were fixed for two years commencing from January 1, 2020 at: (a) $6,215 daily rate per Containership of TEU 3,000 up to 4,999; (b) $7,780 daily rate per Containership of TEU 8,000 up to 9,999; and (c) $8,270 daily rate per Containership of TEU 10,000 up to 11,999.

Upon acquisition of the majority of outstanding stock of Navios Acquisition, the fleet of Navios Acquisition is included in Navios Partners’ owned fleet and continued to be operated by Tankers Manager (see Note 3 – Acquisition of Navios Containers and Navios Acquisition to the unaudited condensed consolidated financial statements included elsewhere in this Report). As per the terms of Navios Acquisition’s management agreement with Tankers Manager (the “NNA Management Agreement” and together with the Management Agreement and the NMCI Management Agreement, the “Management Agreements”), vessel operating expenses were fixed for two years commencing from January 1, 2020 at: (a) $6,825 per day per MR2 and MR1 product tanker and chemical tanker vessel; (b) $7,225 per day per LR1 product tanker vessel; and (c) $9,650 per day per VLCC.

The Management Agreements also provide for a technical and commercial management fee of $50 per day per vessel, an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

Following completion of the Mergers, the Managers provided commercial and technical management services to Navios Partners’ vessels until December 31, 2021 for a daily fee of: (a) $4,350 per Ultra-Handymax Vessel; (b) $4,450 per Panamax Vessel; (c) $5,410 per Capesize Vessel; (d) $6,100 per Containership of TEU 1,300 up to 3,400; (e) $6,215 per Containership of TEU 3,450 up to 4,999; (f) $6,900 per Containership of TEU 6,800 ; (g) $7,780 per Containership of TEU 8,000 up to 9,999; (h) $8,270 per Containership of TEU 10,000 up to 11,999; (i) $6,825 per MR2 and MR1 product tanker and chemical tanker vessel; (j) $7,225 per LR1 product tanker vessel; and (k) $9,650 per VLCC. Commencing from January 1, 2022 vessel operating expenses are fixed for one year for a daily fee of: (a) $4,481 per Ultra-Handymax Vessel; (b) $4,584 per Panamax Vessel; (c) $5,573 per Capesize Vessel; (d) $6,283 per Containership of TEU 1,300 up to 3,400; (e) $6,401 per Containership of TEU 3,450 up to 4,999; (f) $7,107 per Containership of TEU 6,800; (g) $8,013 per Containership of TEU 8,000 up to 9,999; (h) $8,518 per Containership of TEU 10,000 up to 11,999; (i) $7,030 per MR2 and MR1 product tanker and chemical tanker vessel; (j) $7,442 per LR1 product tanker vessel; and (k) $9,940 per VLCC.

The Management Agreements also provide for payment of a termination fee, equal to the fees charged for the full calendar year (for Navios Partners, Navios Containers and Navios Acquisition) preceding the termination date in the event the agreements are terminated on or before December 31, 2024.

Drydocking expenses are reimbursed at cost for all vessels.

During the three month periods ended March 31, 2022 and 2021 certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation under Company’s Management Agreement, amounted to $2.6 million and $3.5 million, respectively, and are presented under the caption “Acquisition of/ additions to vessels, net of cash acquired” in the condensed Consolidated Statements of Cash Flows. During the three month period ended March 31, 2022, certain extraordinary fees and costs related to COVID-19 measures, including crew related expenses, amounted to $3.0 million are presented under the caption of “Direct vessel expenses” in the condensed Consolidated Statements of Operations.

Total vessel operating expenses for the three month periods ended March 31, 2022 and 2021 amounted to $73.2 million and $23.0 million, respectively

General and administrative expenses: Pursuant to the administrative services agreement (the “Administrative Services Agreement”), the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Under the Administrative Services Agreement, which provide for allocable general and administrative costs, the Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In August 2019, Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager until January 1 2025, to be automatically renewed for another five years. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date in the event the Administrative Services Agreement is terminated on or before December 31, 2024.

Total general and administrative expenses charged by the Manager for the three month periods ended March 31, 2022 and 2021 amounted to $10.2 million and $3.7 million, respectively.

Balance due from/ (to) related parties: Balance due from related parties (both short and long term) as of March 31, 2022 and December 31, 2021 amounted to $53.8 million and $35.2 million, respectively, of which the current receivable was $17.5 million and $0 respectively, and the long-term receivable was $36.3 million, and $35.2 million, respectively. Balance due to related parties, short-term as of March 31, 2022 and December 31, 2021 amounted to $0 and $64.2 million, respectively, and mainly consisted of payables to the Managers. The balances mainly consisted of administrative fees, drydocking, extraordinary fees and costs related to regulatory requirements including ballast water treatment system, other expenses, as well as fixed vessel operating expenses, in accordance with the Management Agreements.

Others: Navios Partners has entered into an omnibus agreement with Navios Holdings (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Partners entered into an omnibus agreement with Navios Acquisition and Navios Holdings (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for containerships and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

In connection with the Navios Maritime Midstream Partners L.P. (“Navios Midstream”) initial public offering effective November 18, 2014, Navios Partners entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Holdings pursuant to which Navios Acquisition, Navios Holdings and Navios Partners have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years and also providing rights of first offer on certain tanker vessels.

In connection with the Navios Containers private placement and listing on the Norwegian over-the-counter (“N-OTC”) market effective June 8, 2017, Navios Partners entered into an omnibus agreement with Navios Containers, Navios Holdings, Navios Acquisition and Navios Midstream (the “Navios Containers Omnibus Agreement”), pursuant to which Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream have granted to Navios Containers a right of first refusal over any containerships to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream to compete with Navios Containers under specified circumstances.

General partner: Olympos Maritime Ltd., an entity affiliated to our Chairwoman and Chief Executive Officer, Angeliki Frangou, is the holder of Navios Partners’ general partner interest.

Acquisition of vessels:

2021

On March 30, 2021, Navios Partners acquired the Navios Avior, a 2012-built Panamax vessel of 81,355 dwt, and the Navios Centaurus, a 2012-built Panamax vessel of 81,472 dwt, from Navios Holdings, for an acquisition cost of $39.3 million (including $0.1 million capitalized expenses), including working capital balances of $(5.8) million.

Navios Acquisition Credit Facility: On August 24, 2021, Navios Partners and Navios Acquisition entered into a loan agreement under which Navios Partners agreed to make available to Navios Acquisition a working capital facility of up to $45.0 million. As of the date hereof, the full amount of the facility has been drawn. The full amounts borrowed, including accrued and unpaid interest are due and payable on the date that is one year following the date hereof. The facility bears interest at the rate of 11.50% per annum. As of March 31, 2022 and December 31, 2021, the outstanding balance of $45.0 million was eliminated upon consolidation.

Loan payable to affiliated company: On March 19, 2021, Navios Acquisition entered into a secured loan agreement with a subsidiary of N Shipmanagement Acquisition Corp. (“NSM”), an entity affiliated with Navios Acquisition’s Chairwoman and Chief Executive Officer, for a loan of up to $100.0 million to be used for general corporate purposes (the “NSM Loan Agreement”). The loan would be repayable in two years and bears interest at a rate of 11% per annum, payable quarterly. Navios Acquisition may elect to defer all scheduled capital and interest payments, in which case the applicable interest rate is 12.5% per annum.

In August 2021, Navios Acquisition entered into a supplemental agreement (the “Supplemental Loan Agreement”) to amend the NSM Loan Agreement. The Supplemental Loan Agreement provided for: (i) the issuance of 8,823,529 newly-issued shares of common stock of Navios Acquisition in settlement of $30.0 million of the outstanding balance of the NSM Loan Agreement; and (ii) the repayment of $35.0 million of the outstanding balance of the NSM Loan Agreement in cash as of the date of the Supplemental Loan Agreement and the repayment in cash on January 7, 2022 of the remainder of the outstanding balance of the NSM Loan Agreement, of approximately $33.1 million.

On December 23, 2021, the outstanding amount of $33.1 million was repaid. As of March 31, 2022, there was no outstanding balance of the NSM Loan Agreement. Upon completion of the NNA Merger, the newly-issued shares of common stock of Navios Acquisition were converted into common units of Navios Partners on the same terms as is applicable to other outstanding shares of common stock of Navios Acquisition.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.

Interest Rate Risk

Borrowings under our credit facilities bear interest at a rate based on a premium over U.S. $ LIBOR or SOFR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the three month periods ended March 31, 2022 and 2021, we paid interest on our outstanding debt at a weighted average interest rate of 3.70% and 3.95%, respectively. An 1% increase in LIBOR or SOFR would have increased our interest expense for each of the three month periods ended March 31, 2022 and 2021 by $3.0 million and $1.0 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the three month period ended March 31, 2022, Cosco, represented approximately 10.6% of total revenues. For the three month period ended March 31, 2021, HMM, Singapore Marine and Cargill, represented approximately 21.5%, 19.4% and 12.2%, respectively, of total revenues. No other customers accounted for 10% or more of total revenues for any of the periods presented.

If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most charters and the cyclical nature of the industry or we may be forced to charter the vessel on the spot market at then market rates which may be less favorable than the charter that has been terminated. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. If we lose a vessel, any replacement or newbuilding would not generate revenues during its construction acquisition period, and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter.

Even if we successfully charter our vessels in the future, our charterers may go bankrupt or fail to perform their obligations under the charter agreements, they may delay payments or suspend payments altogether, they may terminate the charter agreements prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the charters. The permanent loss of a customer, time charter or vessel, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions in the event we are unable to replace such customer, time charter or vessel. For further details, please read “Risk Factors” in our 2021 Annual Report on Form 20-F.

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this Report.

Critical Accounting Policies

Our financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Other than as described below, all significant accounting policies are as described in Note 2-Summary of the significant accounting policies to the notes to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 12, 2022.

Exhibit List

Exhibit No.	Exhibit

99.1	Facility Agreement dated March 28, 2022, by and among Esmeralda Shipping Corporation, Proteus Shiptrade SA and Triangle Shipping Corporation as borrowers and ABN AMRO BANK N.V. as lender, agent and security trustee (Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed on April 12, 2022 and hereby incorporated by reference)

99.2	Facility Agreement dated May 9, 2022, by and among Cronus Shipping Corporation, Bole Shipping Corporation, Skopelos Shipping Corporation, Ios Shipping Corporation and Antipaxos Shipping Corporation, as borrowers, and Hellenic Bank Public Company Limited, as lender, arranger, agent, account bank and security trustee *

*	Filed herewith

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	March 31, 2022 (unaudited)	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	4	$96,483	$159,467
Restricted cash	4	11,713	9,979
Accounts receivable, net		39,205	23,774
Amounts due from related parties	13	17,484	—
Prepaid expenses and other current assets		43,665	33,120

Total current assets		208,550	226,340

Vessels, net	5	2,819,311	2,852,570
Deposits for vessels acquisitions	12	64,623	46,335
Other long-term assets	7,12	48,807	48,168
Deferred dry dock and special survey costs, net		73,120	69,882
Amounts due from related parties	13	36,302	35,245
Intangible assets	6	93,557	100,422
Operating lease assets	15	240,132	244,337

Total non-current assets		3,375,852	3,396,959

Total assets		$3,584,402	$3,623,299

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$25,111	$21,062
Accrued expenses		17,835	12,889
Deferred revenue		19,117	23,921
Operating lease liabilities, current portion	15	18,510	18,292
Amounts due to related parties	13	—	64,204
Current portion of financial liabilities, net	7	80,273	82,291
Current portion of long-term debt, net	7	164,904	172,846

Total current liabilities		325,750	395,505

Operating lease liabilities, net	15	220,878	225,512
Unfavorable lease terms	6	100,642	122,481
Long-term financial liabilities, net	7	449,146	465,633
Long-term debt, net	7	625,517	640,939
Deferred revenue		8,578	3,504

Total non-current liabilities		1,404,761	1,458,069

Total liabilities		$1,730,511	$1,853,574

Commitments and contingencies	12	—	—
Partners’ capital:
Common Unitholders (30,197,087 units issued and outstanding at March 31, 2022 and December 31, 2021, respectively)	9	1,826,201	1,743,717
General Partner (622,555 units issued and outstanding at March 31, 2022 and December 31, 2021, respectively)	9	27,690	26,008

Total partners’ capital		1,853,891	1,769,725

Total liabilities and partners’ capital		$3,584,402	$3,623,299

See unaudited notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Notes	Three Month Period Ended March 31, 2022 (unaudited)	Three Month Period Ended March 31, 2021 (unaudited)
Time charter and voyage revenues	2,10	$236,617	$65,063
Time charter and voyage expenses	15	(17,143)	(2,495)
Direct vessel expenses	13	(11,193)	(3,154)
Vessel operating expenses (entirely through related parties transactions)	13	(73,172)	(22,962)
General and administrative expenses	13	(13,916)	(4,907)
Depreciation and amortization of intangible assets	5,6	(42,866)	(13,087)
Amortization of unfavorable lease terms	6	21,839	—
Loss on sale of vessels	5	—	(511)
Interest expense and finance cost, net		(13,227)	(5,844)
Interest income		2	115
Other expense, net		(1,276)	(431)
Equity in net earnings of affiliated companies	3	—	80,839
Bargain gain	3	—	44,053

Net income		$85,665	$136,679

Earnings per unit (see note 14):

	Three Month Period Ended March 31, 2022 (unaudited)	Three Month Period Ended March 31, 2021 (unaudited)
Earnings per unit:
Earnings per common unit, basic:	$2.78	$11.78
Earnings per common unit, diluted	$2.78	$11.69

See unaudited notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Three Month Period Ended March 31, 2022 (unaudited)	Three Month Period Ended March 31, 2021 (unaudited)
OPERATING ACTIVITIES:
Net income		$85,665	$136,679
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of intangible assets	5,6	42,866	13,087
Amortization of unfavorable lease terms	6	(21,839)	—
Non-cash amortization of deferred revenue and straight line		5,074	(393)
Amortization of operating lease assets/ liabilities	15	(211)	255
Amortization and write-off of deferred finance costs and discount		1,324	1,290
Amortization of deferred dry dock and special survey costs		6,201	3,056
Loss on sale of vessel	5	—	511
Bargain gain	3	—	(44,053)
Equity in net earnings of affiliated companies	3	—	(80,839)
Stock-based compensation	9	42	118
Changes in operating assets and liabilities:
Increase in accounts receivable		(15,431)	(510)
Increase in prepaid expenses and other current assets		(10,545)	(4,660)
Increase in amounts due from related parties	13	(18,541)	—
Payments for dry dock and special survey costs		(9,439)	(11,805)
Increase in accounts payable		4,049	1,381
Increase/ (decrease) in accrued expenses		4,946	(372)
(Decrease)/ increase in deferred revenue		(4,804)	2,681
(Decrease)/ increase in amounts due to related parties	13	(64,204)	28
Operating lease liabilities short and long-term	15	—	(277)

Net cash provided by operating activities		5,153	16,177
INVESTING ACTIVITIES:
Net cash proceeds from sale of vessels	5	—	32,692
Deposits for acquisition/ option to acquire vessel	12	(19,023)	(315)
Cash acquired from merger with Navios Containers	3	—	10,282
Acquisition of/ additions to vessels, net of cash acquired	5	(2,646)	(37,021)

Net cash (used in)/ provided by investing activities		(21,669)	5,638
FINANCING ACTIVITIES:
Cash distributions paid	14	(1,541)	(579)
Net proceeds from issuance of general partner units	9	—	4,114
Net proceeds from issuance of common units	9	—	9,705
Repayment of long-term debt and financial liabilities	7	(97,167)	(72,003)
Payments of deferred finance costs	7	(1,026)	(400)
Proceeds from long term borrowing	7	55,000	58,000

Net cash used in financing activities		(44,734)	(1,163)

(Decrease)/ Increase in cash, cash equivalents and restricted cash		(61,250)	20,652
Cash, cash equivalents and restricted cash, beginning of period		169,446	30,728

Cash, cash equivalents and restricted cash, end of period		$108,196	$51,380

	Three Month Period Ended March 31, 2022 (unaudited)	Three Month Period Ended March 31, 2021 (unaudited)
Supplemental disclosures of cash flow information
Cash interest paid	$11,252	$4,675
Non cash financing activities
Stock-based compensation	$42	$118
Non cash investing activities
Acquisition of vessels	$—	$(5,766)

See unaudited notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. Dollars except unit data)

	Limited Partners
	General Partner		Common Unitholders
	Units	Amount	Units	Amount	Total Partners’ Capital
Balance, December 31, 2021	622,555	$26,008	30,197,087	$1,743,717	$1,769,725

Cash distribution paid ($0.05 per unit—see Note 14)	—	(31)	—	(1,510)	(1,541)
Stock based compensation (see Note 9)	—	—	—	42	42
Net income	—	1,713	—	83,952	85,665
Balance, March 31, 2022	622,555	$27,690	30,197,087	$1,826,201	$1,853,891

	Limited Partners
	General Partner		Common Unitholders
	Units	Amount	Units	Amount	Total Partners’ Capital
Balance, December 31, 2020	237,822	$2,817	11,345,187	$652,013	$654,830

Cash distribution paid ($0.05 per unit—see Note 14)	—	(12)	—	(567)	(579)
Proceeds from public offering and issuance of units, net of offering costs (see Note 9)	8,142	203	398,934	9,705	9,908
Units issued for the acquisition of Navios Containers, net of expenses (see Note 3)	165,989	3,911	8,133,452	191,624	195,535
Stock based compensation (see Note 9)	—	—	—	118	118
Net income	—	2,733	—	133,946	136,679
Balance, March 31, 2021	411,953	$9,652	19,877,573	$986,839	$996,491

See unaudited notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 1 – DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (“Navios Partners” or the “Company”), is an international owner and operator of dry cargo and tanker vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands. Currently, the Company’s general partner is Olympos Maritime Ltd. (the “General Partner”) (see Note 13 — Transactions with related parties and affiliates).

Navios Partners is engaged in the seaborne transportation services of a wide range of liquid and dry cargo commodities including crude oil, refined petroleum, chemicals, iron ore, coal, grain, fertilizer and also containers, chartering its vessels under short, medium and longer-term charters. The operations of Navios Partners are managed by Navios Shipmanagement Inc., (the “Manager”) and Navios Tankers Management Inc. (“Tankers Manager” and together with the Manager, the “Managers”) which are entities affiliated with the Company’s Chairwoman and Chief Executive Officer (see Note 13 — Transactions with related parties and affiliates).

As of March 31, 2022, there were 30,197,087 outstanding common units and 622,555 general partnership units. As of March 31, 2022, Navios Maritime Holdings Inc. (“Navios Holdings”) owned an approximately 10.3% ownership interest in Navios Partners and the General Partner owned an approximately 2.0% ownership interest in Navios Partners based on all outstanding common units and general partner units.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Partners’ consolidated balance sheets, statement of partner’s capital, statements of operations and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Partners’ Annual Report for the year ended December 31, 2021 filed on Form 20-F on April 12, 2022 with the U.S. Securities and Exchange Commission (“SEC”).

Based on internal forecasts and projections that take into account reasonably possible changes in Company’s trading performance, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures, cash from sale of vessels (see Note 5 – Vessels, net) and debt service obligations, for a period of at least twelve months from the date of issuance of these condensed consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

Following Russia’s invasion of Ukraine in February 2022 the United States, the European Union, the United Kingdom and other countries have announced sanctions against Russia, and may impose wider sanctions and take other actions in the future. To date, no apparent consequences have been identified on the Company’s business. It should be noted that since the Company employs Ukrainian and Russian seafarers, it may face problems in relation to their employment, repatriation, salary payments and be subject to claims in this regard. Notwithstanding the foregoing, it is possible that these tensions might eventually have an adverse impact on our business, financial condition, results of operations and cash flows.

(b) Principles of consolidation: The accompanying interim condensed consolidated financial statements include Navios Partners’ wholly owned subsidiaries incorporated under the laws of the Republic of Marshall Islands, Malta, Cayman Islands and Liberia from their dates of incorporation or from the date of acquiring control or, for chartered-in vessels, from the dates charter-in agreements were in effect. All significant inter-company balances and transactions have been eliminated in Navios Partners’ consolidated financial statements.

Navios Partners also consolidates entities that are determined to be variable interest entities (“VIE”) as defined in the accounting guidance, if it determines that it is the primary beneficiary. A VIE is defined as a legal entity where either (i) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, (ii) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (iii) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Subsidiaries: Subsidiaries are those entities in which Navios Partners has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies of the entity.

The accompanying interim condensed consolidated financial statements include the following entities:

Company name	Vessel name	Country of incorporation	2022	2021
Libra Shipping Enterprises Corporation	—	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Felicity Shipping Corporation	—	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Gemini Shipping Corporation	—	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Galaxy Shipping Corporation	—	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Palermo Shipping S.A	—	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Fantastiks Shipping Corporation(12)	Navios Fantastiks	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Sagittarius Shipping Corporation(12)	Navios Sagittarius	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 3/31	1/01 – 3/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Golem Navigation Limited(13)	—	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Perigiali Navigation Limited(12)	Navios Beaufiks	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Finian Navigation Co.(12)	Navios Ace	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Ammos Shipping Corp.	Navios Prosperity I	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Wave Shipping Corp.	Navios Libertas	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Casual Shipholding Co.(12)	Navios Sol	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Avery Shipping Company	Navios Symphony	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Coasters Ventures Ltd.	Navios Christine B	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Ianthe Maritime S.A.	Navios Aster	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Fairy Shipping Corporation (5)	Navios Utmost	Marshall Is.	1/01 – 3/31	03/31 – 03/31
Limestone Shipping Corporation (5)	Navios Unite	Marshall Is.	1/01 – 3/31	03/31 – 03/31
Dune Shipping Corp.	—	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Citrine Shipping Corporation	—	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Cavalli Navigation Inc.	—	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Seymour Trading Limited(2)	Navios Altair I	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Goldie Services Company	Navios Symmetry	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Andromeda Shiptrade Limited	Navios Apollon I	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Esmeralda Shipping Corporation	Navios Sphera	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Triangle Shipping Corporation	Navios Mars	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Oceanus Shipping Corporation(19)	Castor N	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Cronus Shipping Corporation	Protostar N	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Leto Shipping Corporation(17)	Esperanza N	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Dionysus Shipping Corporation(4)	Harmony N	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Prometheus Shipping Corporation(18)	Solar N	Marshall Is.	1/01 – 3/31	1/01 – 3/31

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Camelia Shipping Inc.	Navios Camelia	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Anthos Shipping Inc.	Navios Anthos	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Azalea Shipping Inc.(1)	Navios Azalea	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Amaryllis Shipping Inc.	Navios Amaryllis	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Zaffre Shipping Corporation(14)	Serenitas N	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Wenge Shipping Corporation(14),(20)	Joie N	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Sunstone Shipping Corporation(14)	Copernicus N	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Fandango Shipping Corporation(14)	Unity N	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Flavescent Shipping Corporation(14)	Odysseus N	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Emery Shipping Corporation(15)	Navios Gem	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Rondine Management Corp.(15)	Navios Victory	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Prosperity Shipping Corporation	—	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Aldebaran Shipping Corporation	—	Marshall Is.	1/01 – 3/31	1/01 – 3/31
JTC Shipping and Trading Ltd.(11)	Holding Company	Malta	1/01 – 3/31	1/01 – 3/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Navios Maritime Operating LLC.	N/A	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 3/31	1/01 – 3/31
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 3/31	1/01 – 3/31
Solange Shipping Ltd.(16)	Navios Avior	Marshall Is.	1/01 – 3/31	03/30 – 3/31
Mandora Shipping Ltd.(16)	Navios Centaurus	Marshall Is.	1/01 – 3/31	03/30 – 3/31
Olympia II Navigation Limited	Navios Domino	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Pingel Navigation Limited	Navios Delight	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Ebba Navigation Limited	Navios Destiny	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Clan Navigation Limited	Navios Devotion	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Sui An Navigation Limited(23)	Navios Dedication	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Bertyl Ventures Co.	Navios Azure	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Silvanus Marine Company	Navios Summer	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Anthimar Marine Inc.	Navios Amarillo	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Enplo Shipping Limited	Navios Verde	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Morven Chartering Inc.	Matson Oahu	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Rodman Maritime Corp.	Navios Spring	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Isolde Shipping Inc.	Navios Indigo	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Velour Management Corp.	Navios Vermilion	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Evian Shiptrade Ltd.	Matson Lanai	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Theros Ventures Limited	Navios Lapis	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Legato Shipholding Inc.	Navios Tempo	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Inastros Maritime Corp.	Navios Chrysalis	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Zoner Shiptrade S.A.	Navios Dorado	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Jasmer Shipholding Ltd.	Navios Nerine	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Thetida Marine Co.	Navios Magnolia	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Jaspero Shiptrade S.A.	Navios Jasmine	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Peran Maritime Inc.	Navios Felicitas	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Nefeli Navigation S.A.	Navios Unison	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Crayon Shipping Ltd	Navios Miami	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Chernava Marine Corp.	Bahamas	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Proteus Shiptrade S.A	Zim Carmel (ex Bermuda)	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Vythos Marine Corp.	Navios Constellation	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Navios Maritime Containers Sub L.P.	Sub-Holding Company	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Navios Partners Containers Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Boheme Navigation Company	Sub-Holding Company	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Navios Partners Containers Inc.	Sub-Holding Company	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Iliada Shipping S.A.	Operating Company	Marshall Is.	1/01 – 3/31	03/31 – 3/31
Vinetree Marine Company	Operating Company	Marshall Is.	01/01 – 3/31	03/31 – 3/31
Afros Maritime Inc.	Operating Company	Marshall Is.	01/01 – 3/31	03/31 – 3/31
Cavos Navigation Co.(9)	Navios Libra	Marshall Is.	01/01 – 3/31	01/01 – 3/31
Perivoia Shipmanagement Co.(10)	Navios Amitie	Marshall Is.	01/01 – 3/31	01/01 – 3/31
Pleione Management Limited(10)	Navios Star	Marshall Is.	01/01 – 3/31	01/01 – 3/31

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Bato Marine Corp.(21)	TBN I	Marshall Is.	01/01 – 3/31	03/05 – 3/31
Agron Navigation Company(21)	TBN II	Marshall Is.	01/01 – 3/31	03/05 – 3/31
Teuta Maritime S.A.(22)	TBN VII	Marshall Is.	01/01 – 3/31	03/05 – 3/31
Ambracia Navigation Company(21)	TBN IV	Marshall Is.	01/01 – 3/31	03/05 – 3/31
Artala Shipping Co.(22)	TBN V	Marshall Is.	01/01 – 3/31	03/05 – 3/31
Migen Shipmanagement Ltd.	Sub-Holding Company	Marshall Is.	01/01 – 3/31	03/05 – 3/31
Bole Shipping Corporation(24)	Spectrum N	Marshall Is.	01/01 – 3/31	—
Brandeis Shipping Corporation(24)	Ete N	Marshall Is.	01/01 – 3/31	—
Buff Shipping Corporation(24)	Fleur N	Marshall Is.	01/01 – 3/31	—
Morganite Shipping Corporation(25)	TBN VI	Marshall Is.	01/01 – 3/31	—
Balder Martitime Ltd.(26)	Navios Koyo	Marshall Is.	01/01 – 3/31	—
Melpomene Shipping Corporation(27)	TBN VIII	Marshall Is.	01/01 – 3/31	—
Urania Shipping Corporation(27)	TBN IX	Marshall Is.	01/01 – 3/31	—
Terpsichore Shipping Corporation(8)	TBN X	Marshall Is.	01/01 – 3/31	—
Erato Shipping Corporation(8)	TBN XI	Marshall Is.	01/01 – 3/31	—
Lavender Shipping Corporation(12) (7)	Navios Ray	Marshall Is.	01/01 – 3/31	—
Nostos Shipmanagement Corp.(12) (7)	Navios Bonavis	Marshall Is.	01/01 – 3/31	—
Navios Maritime Acquisition Corporation	Sub-Holding Company	Marshall Is.	01/01 – 3/31	—
Navios Acquisition Europe Finance Inc.	Sub-Holding Company	Marshall Is.	01/01 – 3/31	—
Navios Acquisition Finance (US) Inc.	Co-Issuer of Ship Mortgage Notes	Delaware	01/01 – 3/31	—
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.	01/01 – 3/31	—
Letil Navigation Ltd.	Sub-Holding Company	Marshall Is.	01/01 – 3/31	—
Navios Maritime Midstream Partners Finance (US) Inc.	Sub-Holding Company	Delaware	01/01 – 3/31	—
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	01/01 – 3/31	—
Amorgos Shipping Corporation	Nave Cosmos	Marshall Is.	01/01 – 3/31	—
Andros Shipping Corporation	Nave Polaris	Marshall Is.	01/01 – 3/31	—
Antikithira Shipping Corporation	Nave Equator	Marshall Is.	01/01 – 3/31	—
Antiparos Shipping Corporation	Nave Atria	Marshall Is.	01/01 – 3/31	—
Antipaxos Shipping Corporation	Nave Dorado	Marshall Is.	01/01 – 3/31	—
Antipsara Shipping Corporation	Nave Velocity	Marshall Is.	01/01 – 3/31	—
Crete Shipping Corporation	Nave Cetus	Marshall Is.	01/01 – 3/31	—
Delos Shipping Corporation	Nave Photon	Marshall Is.	01/01 – 3/31	—
Folegandros Shipping Corporation	Nave Andromeda	Marshall Is.	01/01 – 3/31	—
Ikaria Shipping Corporation	Nave Aquila	Marshall Is.	01/01 – 3/31	—
Ios Shipping Corporation	Nave Cielo	Cayman Islands	01/01 – 3/31	—
Iraklia Shipping Corporation	Bougainville	Marshall Is.	01/01 – 3/31	—
Kimolos Shipping Corporation	Former Vessel- Owning Company	Marshall Is.	01/01 – 3/31	—
Kithira Shipping Corporation	Nave Orbit	Marshall Is.	01/01 – 3/31	—
Kos Shipping Corporation	Nave Bellatrix	Marshall Is.	01/01 – 3/31	—
Lefkada Shipping Corporation	Nave Buena Suerte	Marshall Is.	01/01 – 3/31	—
Leros Shipping Corporation	Former Vessel- Owning Company	Marshall Is.	01/01 – 3/31	—
Mytilene Shipping Corporation	Nave Orion	Marshall Is.	01/01 – 3/31	—
Oinousses Shipping Corporation	Nave Jupiter	Marshall Is.	01/01 – 3/31	—
Psara Shipping Corporation	Nave Luminosity	Marshall Is.	01/01 – 3/31	—
Rhodes Shipping Corporation	Nave Cassiopeia	Marshall Is.	01/01 – 3/31	—
Samos Shipping Corporation	Nave Synergy	Marshall Is.	01/01 – 3/31	—
Samothrace Shipping Corporation	Nave Pulsar	Marshall Is.	01/01 – 3/31	—
Serifos Shipping Corporation	Nave Estella	Marshall Is.	01/01 – 3/31	—
Sifnos Shipping Corporation	Nave Titan	Marshall Is.	01/01 – 3/31	—
Skiathos Shipping Corporation	Nave Capella	Marshall Is.	01/01 – 3/31	—
Skopelos Shipping Corporation	Nave Ariadne	Cayman Islands	01/01 – 3/31	—
Skyros Shipping Corporation	Nave Sextans	Marshall Is.	01/01 – 3/31	—
Syros Shipping Corporation	Nave Alderamin	Marshall Is.	01/01 – 3/31	—
Thera Shipping Corporation	Nave Atropos	Marshall Is.	01/01 – 3/31	—

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Tilos Shipping Corporation	Nave Spherical	Marshall Is.	01/01 – 3/31	—
Tinos Shipping Corporation	Nave Rigel	Marshall Is.	01/01 – 3/31	—
Zakynthos Shipping Corporation	Nave Quasar	Marshall Is.	01/01 – 3/31	—
Cyrus Investments Corp.	Baghdad	Marshall Is.	01/01 – 3/31	—
Olivia Enterprises Corp.	Erbil	Marshall Is.	01/01 – 3/31	—
Limnos Shipping Corporation	Nave Pyxis	Marshall Is.	01/01 – 3/31	—
Thasos Shipping Corporation	Nave Equinox	Marshall Is.	01/01 – 3/31	—
Agistri Shipping Limited	Operating Subsidiary	Malta	01/01 – 3/31	—
Paxos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	01/01 – 3/31	—
Donoussa Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	01/01 – 3/31	—
Schinousa Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	01/01 – 3/31	—
Alonnisos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	01/01 – 3/31	—
Makronisos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	01/01 – 3/31	—
Shinyo Loyalty Limited	Former Vessel-Owning Company	Hong Kong	01/01 – 3/31	—
Shinyo Navigator Limited	Former Vessel-Owning Company	Hong Kong	01/01 – 3/31	—
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.	01/01 – 3/31	—
Navios Maritime Midstream Partners L.P.	Sub-Holding Company	Marshall Is.	01/01 – 3/31	—
Navios Maritime Midstream Operating LLC	Sub-Holding Company	Marshall Is.	01/01 – 3/31	—
Shinyo Dream Limited	Former Vessel-Owning Company	Hong Kong	01/01 – 3/31	—
Shinyo Kannika Limited	Former Vessel-Owning Company	Hong Kong	01/01 – 3/31	—
Shinyo Kieran Limited	Nave Universe	British Virgin Islands	01/01 – 3/31	—
Shinyo Ocean Limited	Former Vessel-Owning Company	Hong Kong	01/01 – 3/31	—
Shinyo Saowalak Limited	Nave Constellation	British Virgin Islands	01/01 – 3/31	—
Sikinos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	01/01 – 3/31	—
Kerkyra Shipping Corporation	Nave Galactic	Marshall Is.	01/01 – 3/31	—
Doxa International Corp.	Nave Electron	Marshall Is.	01/01 – 3/31	—
Alkmene Shipping Corporation	Star N	Marshall Is.	01/01 – 3/31	—
Aphrodite Shipping Corporation	Aurora N	Marshall Is.	01/01 – 3/31	—
Dione Shipping Corporation	Lumen N	Marshall Is.	01/01 – 3/31	—
Persephone Shipping Corporation	Hector N	Marshall Is.	01/01 – 3/31	—
Rhea Shipping Corporation	Perseus N	Marshall Is.	01/01 – 3/31	—
Tzia Shipping Corporation (21)	TBN XIV	Marshall Is.	01/01 – 3/31	—
Boysenberry Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	01/01 – 3/31	—
Cadmium Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	01/01 – 3/31	—
Celadon Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	01/01 – 3/31	—
Cerulean Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	01/01 – 3/31	—
Kleio Shipping Corporation (6)	TBN XII	Marshall Is.	01/01 – 3/31	—
Polymnia Shipping Corporation (6)	TBN XIII	Marshall Is.	01/01 – 3/31	—
Goddess Shiptrade Inc. (21)	TBN III	Marshall Is.	01/01 – 3/31	—
Navios Acquisition Merger Sub.Inc.	Merger SPV	Marshall Is.	01/01 – 3/31	—
Aramis Navigation Inc.(3)	Navios Azimuth	Marshall Is.	01/01 – 3/31	—
Thalia Shipping Corporation (6)	TBN XVII	Marshall Is.	01/01 – 3/31	—
Muses Shipping Corporation (6)	TBN XVIII	Marshall Is.	01/01 – 3/31	—
Euterpe Shipping Corporation (8)	TBN XVI	Marshall Is.	01/01 – 3/31	—
Calliope Shipping Corporation (8)	TBN XV	Marshall Is.	01/01 – 3/31	—

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

(1)	The vessel was sold on August 13, 2021.

(2)	The vessel was sold on October 29, 2021.

(3)	The vessel was acquired on July 9, 2021.

(4)	The vessel was sold on August 16, 2021.

(5)	The vessel agreed to be sold in February 2022.

(6)	Expected to be delivered by the second half of 2024.

(7)	The vessel was acquired on June 30, 2021.

(8)	Expected to be delivered by the first half of 2024.

(9)	The vessel was delivered on July 24, 2019 (see Note 15 – Leases).

(10)	The vessels were delivered on May 28, 2021 and June 10, 2021 (see Note 15 – Leases).

(11)	Not a vessel-owning subsidiary and only holds right to charter-in contracts.

(12)	Vessels under the sale and leaseback transaction.

(13)	The vessel was sold on December 10, 2020.

(14)	The vessels were acquired on June 29, 2020, following the liquidation of Navios Europe II.

(15)	The vessels were acquired on September 30, 2020.

(16)	The vessels were acquired on March 30, 2021 (see Note 5 – Vessels, net).

(17)	The vessel was sold on January 13, 2021 (see Note 5 – Vessels, net).

(18)	The vessel was sold on January 28, 2021 (see Note 5 – Vessels, net).

(19)	The vessel was sold on February 10, 2021 (see Note 5 – Vessels, net).

(20)	The vessel was sold on March 25, 2021 (see Note 5 – Vessels, net).

(21)	Expected to be delivered by the second half of 2022.

(22)	Expected to be delivered in the first half of 2023.

(23)	The vessel was sold on July 31, 2021.

(24)	The vessels were acquired on May 10, 2021.

(25)	Expected to be delivered in the first half of 2023.

(26)	The vessel was acquired on June 4, 2021.

(27)	Expected to be delivered by the second half of 2023.

Revenue and Expense Recognition:

Revenue from time chartering

Revenues from time chartering and bareboat chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average lease revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease components will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenue from time chartering and bareboat chartering of vessels amounted to $221,318 and $62,499 for the three month periods ended March 31, 2022 and 2021, respectively.

Revenue from voyage contracts

Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. Upon adoption of ASC 606, the Company recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. Revenue from voyage contracts amounted to $6,571 and $1,220 for the three month periods ended March 31, 2022 and 2021, respectively.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Pooling arrangements

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. Revenue from vessels operating in pooling arrangements amounted to $8,666 and $1,344 for the three month periods ended March 31, 2022 and 2021, respectively.

Revenue from profit-sharing

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or semi-annual basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement or when such revenue becomes determinable. Profit-sharing revenue amounted to $62 and $0 for the three month periods ended March 31, 2022 and 2021, respectively.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Recent Accounting Pronouncements:

These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Partners’ Annual Report on Form 20-F for the year ended December 31, 2021. On January 1, 2022, the Company adopted the provisions of ASU 2021-05, Lease (Topic 842): Lessors—Certain Leases with Variable Lease Payments (“ASU 2021-05”) and this adoption did not have a material effect on Company’s interim condensed consolidated financial position, results of operations, and cash flows.

NOTE 3 – ACQUISITION OF NAVIOS CONTAINERS AND NAVIOS ACQUISITION

ACQUISITION OF NAVIOS CONTAINERS

On March 31, 2021, Navios Partners completed the merger (the “NMCI Merger”) contemplated by the Agreement and Plan of Merger (the “NMCI Merger Agreement”), dated as of December 31, 2020, by and amongst Navios Partners, its direct wholly-owned subsidiary NMM Merger Sub LLC (“Merger Sub”), Navios Maritime Containers L.P. (“Navios Containers LP”) and Navios Maritime Containers GP LLC, Navios Containers LP’s general partner. Pursuant to the NMCI Merger Agreement, Merger Sub merged with and into Navios Containers LP, with Navios Containers LP continuing as the surviving partnership. As a result of the NMCI Merger, Navios Containers LP became a wholly-owned subsidiary of Navios Partners. Pursuant to the terms of the NMCI Merger Agreement, each outstanding common unit of Navios Containers LP that was held by a unitholder other than Navios Partners, Navios Containers LP and their respective subsidiaries was converted into the right to receive 0.39 of a common unit of Navios Partners. Following the exercise of the optional second merger (“Second Merger”), Navios Containers LP merged with and into Navios Maritime Containers Sub LP (“Navios Containers” which shall include all its predecessors),, with Navios Containers continuing as the surviving partnership, and Migen Shipmanagement Ltd, a wholly owned subsidiary of Navios Partners, became Navios Containers’ general partner.

Navios Partners accounted for the NMCI Merger “as a business combination achieved in stages”, which results in the application of the “acquisition method,” as defined under ASC 805, Business Combinations. Navios Partners’ previously held equity interest in Navios Containers was remeasured to its fair value at March 31, 2021, the date the controlling interest was acquired and the resulting gain was recognized in earnings. Under the acquisition method, the fair value of the consideration paid by Navios Partners in connection with the transaction was allocated to Navios Containers’ net assets based on their estimated fair values at the date of the completion of the NMCI Merger. The excess of the fair value of the identifiable net assets acquired of $342,674 over the total purchase price consideration of $298,621, resulted in a bargain gain of $44,053. The transaction resulted in a bargain gain as a result of the share price of Navios Containers trading at a discount to their net asset value (“NAV”). The fair value of the vessels was determined based on vessel valuations, obtained from independent third party shipbrokers, which are among other things, based on recent sales and purchase transactions of similar vessels. The fair value of the unfavorable lease terms (intangible liabilities) was determined by reference to market data and the discounted amount of expected future cash flows. The key assumptions that were used in the discounted cash flow analysis were as follows: (i) the contracted charter rate of the acquired charter over the remaining lease term compared to the current market charter rates for a similar contract and (ii) discounted using the Company’s relevant discount factor of 8.89%.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

As of March 31, 2021, Navios Partners’ previously held interest of 35.7% in Navios Containers was remeasured to a fair value of $106,997, determined using the closing price per common unit of $9.23 of NMCI as of the closing date of the NMCI merger, resulting in revaluation gain of $75,387 which along with the equity gain of $5,452 from the operations of Navios Containers upon the closing date aggregate to a gain on acquisition of control in the amount of $80,839 and is presented in, “Equity in net earnings of affiliated companies”, in the accompanying condensed Consolidated Statement of Operations. The acquisition of the remaining interest of 64.3% through the issuance of newly issued common units in Navios Partners was recorded at a fair value of $191,624 on the basis of 8,133,452 common units issued at a closing price per common unit of $23.56 as of the closing date of the NMCI Merger.

Beginning April 1, 2021, the results of operations of Navios Containers are included in Navios Partners’ condensed Consolidated Statements of Operations. Therefore, Navios Containers’ balances are included in Navios Partners’ condensed Consolidated Balance Sheets as of March 31, 2022 and Navios Partners’ Consolidated Balance Sheets as of December 31, 2021, while Navios Container’s results of operations are only included in Navios Partners’ condensed Consolidated Statements of Operations for the three month period ended March 31, 2022.

For the three month periods ended March 31, 2022 and March 31, 2021, transaction costs amounted to $0 and $101, respectively, have been expensed in the condensed consolidated statement of operations within the caption “General and administrative expenses”.

The following table summarizes the consideration exchanged and the fair value of assets acquired and liabilities assumed on March 31, 2021:

Purchase price:
Fair value of previously held interest (35.7%)	$106,997
Equity issuance (8,133,452 Navios Partners units * $23.56)	191,624

Total purchase price	298,621
Fair value of assets acquired and liabilities assumed:
Vessels	770,981
Current assets (including cash of $10,282)	29,033
Unfavorable lease terms	(224,490)
Long term debt and financial liabilities assumed (including current portion)	(227,434)
Current liabilities	(5,416)

Fair value of net assets acquired	342,674

Bargain gain	$44,053

The acquired intangible, listed below, as determined at the acquisition date and are amortized under the straight line method over the period indicated below:

	Within One Year	Year Two	Year Three	Year Four	Year Five	Year Six	Total
Time charters with unfavorable lease terms	$(126,710)	(52,501)	(20,431)	(12,462)	(11,445)	(941)	$(224,490)

Intangible liabilities subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero.

The following is a summary of the acquired identifiable intangible liability:

Amount
Description
Unfavorable lease terms	$(224,490)

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

ACQUISITION OF NAVIOS ACQUISITION

On August 25, 2021 (date of obtaining control), Navios Partners purchased 44,117,647 newly issued shares of Navios Maritime Acquisition Corporation (“Navios Acquisition”), thereby acquiring a controlling interest of 62.4% in Navios Acquisition, and the results of operations of Navios Acquisition are included in Navios Partners’ Consolidated Statements of Operations commencing on August 26, 2021.

On October 15, 2021, Navios Partners completed the merger with Navios Acquisition (the “NNA Merger” and together with the NMCI Merger, the “Mergers”) and as a result thereof, Navios Acquisition became a wholly-owned subsidiary of Navios Partners. Each outstanding share of common stock of Navios Acquisition that was held by a stockholder other than Navios Partners was converted into the right to receive 0.1275 of a common unit of Navios Partners. As a result of the NNA Merger, 3,388,226 common units of Navios Partners were issued to former public stockholders of Navios Acquisition.

Navios Partners accounted for the control obtained “as a business combination”, which resulted in the application of the “acquisition method,” as defined under ASC 805, Business Combinations, as well as the recognition of the equity interest in Navios Acquisition not held by Navios Partners to its fair value at the date the controlling interest is acquired by Navios Partners as noncontrolling interest on the Consolidated Balance Sheet. The excess of the fair value of Navios Acquisition’s identifiable net assets acquired of $211,597 over the fair value of the consideration transferred of $150,000 and the fair value of the noncontrolling interest of $57,635, resulted in a bargain gain upon obtaining control of $3,962.

The fair value of the consideration of $150,000 has been treated as deemed contribution with an equal increase in total partner’s capital. The fair value of the noncontrolling interest was determined by using the Navios Acquisition’s closing price of $2.17 as of August 25, 2021 (date of obtaining control). The fair value of the vessels was determined based on vessel valuations, obtained from independent third party shipbrokers, which are among other things, based on recent sales and purchase transactions of similar vessels. The fair value of the favorable and unfavorable lease terms (intangible assets and liabilities) were determined by reference to market data and the discounted amount of expected future cash flows. The key assumptions that were used in the discounted cash flow analysis were as follows: (i) the contracted charter rate of the acquired charter over the remaining lease term compared to the current market charter rates for a similar contract and (ii) discounted using the Company’s relevant discount factor of 10.43%.

Navios Acquisition’s balances are included in Navios Partners’ condensed Consolidated Balance Sheets as of March 31, 2022 and Navios Partners’ Consolidated Balance Sheets as of December 31, 2021, while Navios Acquisitions’ results of operations are only included in Navios Partners’ condensed Consolidated Statement of Operations for the three month period ended March 31, 2022.

The following table summarizes the fair value of the consideration transferred the fair value of assets acquired and liabilities assumed and the fair value of the noncontrolling interest in Navios Acquisition assumed on August 25, 2021:

Purchase consideration:
Fair value of the consideration	$150,000
Fair value of noncontrolling interest (37.6%)	57,635

Total purchase consideration	207,635
Fair value of Navios Acquisition’s assets acquired and liabilities assumed:
Vessels	1,003,040
Other long-term assets	27,291
Operating lease assets	128,619
Current assets (including cash and restricted cash of $32,394)	64,180
Favorable lease terms	112,139
Unfavorable lease terms	(6,529)
Long term debt and financial liabilities assumed (including current portion)	(811,608)
Operating lease liabilities (including current portion)	(128,619)
Current liabilities	(176,916)

Fair value of Navios Acquisition’s net assets	211,597

Bargain gain upon obtaining control	$3,962

The intangible assets and liabilities, listed below, as determined at the date of obtaining control and are amortized under the straight line method over the period indicated below:

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Within One Year	Year Two	Year Three	Year Four	Year Five	Year Six and thereafter	Total
Time charters with favorable lease terms	$24,398	18,232	18,156	17,702	11,182	22,469	$112,139

Time charters with unfavorable lease terms	$(4,672)	(1,857)	—	—	—	—	$(6,529)

Intangible assets and liabilities subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero.

The following is a summary of the identifiable intangible asset and liability at the date of obtaining control:

Amount
Description
Favorable lease terms	$112,139
Unfavorable lease terms	$(6,529)

NOTE 4 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents and restricted cash consist of the following:

	March 31, 2022	December 31, 2021
Cash and cash equivalents	$96,483	$159,467
Restricted cash	11,713	9,979

Total cash and cash equivalents and restricted cash	$108,196	$169,446

As of March 31, 2022 and December 31, 2021, restricted cash amounted to $11,713 and $9,979, respectively, and mainly related to amounts held in retention accounts in order to service debt and interest payments, as required by certain of the Company’s credit facilities and financial liabilities.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

NOTE 5 – VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2021	$3,220,627	$(368,057)	$2,852,570

Additions/ (Depreciation)	2,646	(35,905)	(33,259)

Balance March 31, 2022	$3,223,273	$(403,962)	$2,819,311

During the three month periods ended March 31, 2022 and 2021, the Company capitalized certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation, amounted to $2,646 and $3,467, respectively, and are presented under the caption “Acquisition of/ additions to vessels and favorable lease terms, net of cash acquired” in the condensed Consolidated Statements of Cash Flows (see Note 13 — Transactions with related parties and affiliates).

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Acquisition of Vessels

2021

On March 30, 2021, Navios Partners acquired the Navios Avior, a 2012-built Panamax vessel of 81,355 dwt, and the Navios Centaurus, a 2012-built Panamax vessel of 81,472 dwt, from its affiliate, Navios Holdings, for an acquisition cost of $39,320 (including $70 capitalized expenses), including working capital balances of $(5,766) (see Note 13 — Transactions with related parties and affiliates).The acquisition of the individual vessels was effected through the acquisition of all of the capital stock of the respective vessel-owning companies, which held the ownership and other contractual rights and obligations related to each of the acquired vessels. Management accounted for each acquisition as an asset acquisition under ASC 805.

Sale of Vessels

2021

On March 25, 2021, the Company sold the Joie N, a 2011-built Ultra-Handymax vessel of 56,557 dwt, to an unrelated third party, for a net sale price of $8,190.

On February 10, 2021, the Company sold the Castor N, a 2007-built Containership of 3,091 TEU to an unrelated third party for a net sale price of $8,869.

On January 28, 2021, the Company sold the Solar N, a 2006-built Containership of 3,398 TEU to an unrelated third party for a net sale price of $11,074.

On January 13, 2021, the Company sold the Esperanza N, a 2008-built Containership of 2,007 TEU to an unrelated third party for a net sale price of $4,559.

Following the sale of the vessels during the period ended March 31, 2021, the aggregate amount of $511, was presented under the caption “Loss on sale of vessels” in the condensed Consolidated Statements of Operations.

Vessels agreed to be sold

In February 2022, Navios Partners agreed to sell the Navios Utmost and the Navios Unite, two 2006-built Containerships of 8,204 TEU each, to an unrelated third party, for an aggregate sales price of $220,000. The sale is expected to be completed during the second half of 2022 and the gain on sale of vessels is expected to be approximately $144,304.

NOTE 6 – INTANGIBLE ASSETS AND LIABILITIES

Intangible assets as of March 31, 2022 and December 31, 2021 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Favorable lease terms December 31, 2021	$195,854	$(95,432)	$100,422
Amortization for the period	—	(6,865)	(6,865)

Favorable lease terms March 31, 2022	$195,854	$(102,297)	$93,557

Amortization expense of favorable lease terms for each of the periods ended March 31, 2022 and 2021 is presented in the following table:

	Three month period ended March 31,	Three month period ended March 31,
	2022	2021
Favorable lease terms	$(6,865)	$(291)

Total	$(6,865)	$(291)

The aggregate amortization of the intangibles for the 12-month periods ending March 31, is estimated to be as follows:

Period	Amount
2023	$19,508
2024	18,156
2025	18,020
2026	12,606
2027 and thereafter	25,267

Total	$93,557

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives are 6.0 years for the remaining favorable lease terms.

Intangible liabilities as of March 31, 2022 and December 31, 2021 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Unfavorable lease terms December 31, 2021	$231,019	$(108,538)	$122,481
Amortization	—	(21,839)	(21,839)

Unfavorable lease terms March 31, 2022	$231,019	$(130,377)	$100,642

Amortization income of unfavorable lease terms for each of the periods ended March 31, 2022 and 2021 is presented in the following table:

	Three month period ended March 31, 2022	Three month period ended March 31, 2021
Unfavorable lease terms	$21,839	$—

Total	$21,839	$—

The aggregate amortization of the intangible liabilities for the 12-month periods ending March 31 is estimated to be as follows:

Year	Amount
2023	$55,364
2024	20,431
2025	12,462
2026	11,445
2027 and thereafter	940

Total	$100,642

Intangible liabilities subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives are 2.7 years for the remaining unfavorable lease terms.

NOTE 7 – BORROWINGS

Borrowings as of March 31, 2022 and December 31, 2021 consisted of the following:

	March 31, 2022	December 31, 2021
Credit facilities	$801,699	$825,267
Financial liabilities	530,579	549,178

Total borrowings	$1,332,278	$1,374,445
Less: Current portion of long-term borrowings, net	(245,177)	(255,137)
Less: Deferred finance costs, net	(12,438)	(12,736)

Long-term borrowings, net	$1,074,663	$1,106,572

As of March 31, 2022, the total borrowings, net of deferred finance costs under the Navios Partners’ credit facilities and financial liabilities were $1,319,840.

Credit Facilities

As of March 31, 2022, the Company had secured credit facilities with various banks with a total outstanding balance of $801,699. The purpose of the facilities was to finance the acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. dollars and bear interest rate (as defined in the loan agreement) plus spread ranging from 225 bps to 350 bps, per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from the first quarter of 2023 to the first quarter of 2027. See also the maturity table included below.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

ABN Amro Bank N.V.: On March 28, 2022, Navios Partners entered into a new credit facility with ABN Amro Bank N.V. of up to $55,000 in order to refinance the existing indebtedness of three of its vessels and for general corporate purposes. On March 31, 2022, the full amount was drawn. As of March 31, 2022, the total outstanding balance was $55,000 and is repayable in 20 consecutive quarterly installments of $1,700 each together with a final balloon payment of $21,000 to be paid on the last repayment date. The facility matures in the first quarter of 2027 and bears interest at daily cumulative or non-cumulative compounded RFR rate (as defined in the loan agreement) plus 225 bps per annum.

Amounts drawn under the credit facilities are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiaries.

Credit Facilities and Financial Liabilities

The credit facilities and certain financial liabilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’, Angeliki Frangou’s or their affiliates’ ownership in Navios Partners of at least 5.0%; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the Management Agreements (as defined herein).

As of each of March 31, 2022 and December 31, 2021, the security deposits under certain sale and leaseback agreements were $10,078, and are presented under “Other long-term assets” in the condensed Consolidated Balance Sheets.

The Company’s credit facilities and certain financial liabilities also require compliance with a number of financial covenants, including: (i) maintain a required security ranging over 105% to 140%; (ii) minimum free consolidated liquidity in an amount equal to $500 per owned vessel and a number of vessels as defined in the Company’s credit facilities and financial liabilities; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in the Company’s credit facilities and financial liabilities) ranging from less than 0.75 to 0.80; and (v) maintain a minimum net worth ranging from $30,000 to $135,000.

It is an event of default under the credit facilities and certain financial liabilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the facilities.

As of March 31, 2022, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities and certain financial liabilities.

The annualized weighted average interest rates of the Company’s total borrowings for the three month period ended March 31, 2022 was 3.70%. The annualized weighted average interest rates of the Company’s total borrowings for the three month period ended March 31, 2021 was 3.95%.

The maturity table below reflects the principal payments for the next five 12-month periods ending March 31 and thereafter of all borrowings of Navios Partners outstanding as of March 31, 2022, based on the repayment schedules of the respective credit facilities and financial liabilities.

Period ending March 31,	Amount
2023	$249,807
2024	250,698
2025	240,050
2026	315,217
2027 and thereafter	276,506

Total	$1,332,278

NOTE 8 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value amounts of many of Navios Partners’ financial instruments, including accounts receivable and accounts payable approximate their fair value due primarily to the short-term maturity of the related instruments.

Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the condensed Consolidated Balance Sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted Cash: The carrying amounts reported in the condensed Consolidated Balance Sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Amounts due from related parties, short-term: The carrying amount of due from related parties, short-term reported in the condensed Consolidated Balance Sheets approximates its fair value due to the short-term nature of these receivables.

Amounts due from related parties, long-term: The carrying amount of due from related parties long-term reported in the condensed Consolidated Balance Sheets approximates its fair value due to the long-term nature of these receivables.

Amounts due to related parties, short-term: The carrying amount of due to related parties, short-term reported in the condensed Consolidated Balance Sheets approximates its fair value due to the short-term nature of these payables.

Long-term borrowings, including current portion, net: The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of the floating rate loans and financial liabilities continues to approximate its fair value, excluding the effect of any deferred finance costs

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	March 31, 2022		December 31, 2021
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$96,483	$96,483	$159,467	$159,467
Restricted cash	$11,713	$11,713	$9,979	$9,979
Amounts due from related parties, short-term	$17,484	$17,484	$—	$—
Amounts due from related parties, long-term	$36,302	$36,302	$35,245	$35,245
Amounts due to related parties, short-term	$—	$—	$(64,204)	$(64,204)
Long-term borrowings, including current portion, net	$(1,319,840)	$(1,332,278)	$(1,361,709)	$(1,374,445)

Fair Value Measurements

The estimated fair value of the Company’s financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of March 31, 2022 and December 31, 2021.

	Fair Value Measurements as at March 31, 2022
	Total	Level I	Level II	Level III
Cash and cash equivalents	$96,483	$96,483	$—	$—
Restricted cash	$11,713	$11,713	$—	$—
Amounts due from related parties, short-term(2)	$17,484	$—	$17,484	$—
Amounts due from related parties, long-term(3)	$36,302	$—	$36,302	$—
Long-term borrowings, including current portion, net (1)	$(1,332,278)	$—	$(1,332,278)	$—

	Fair Value Measurements as at December 31, 2021
	Total	Level I	Level II	Level III
Cash and cash equivalents	$159,467	$159,467	$—	$—
Restricted cash	$9,979	$9,979	$—	$—
Amounts due from related parties, long-term(3)	$35,245	$—	$35,245	$—
Amounts due to related parties, short-term(4)	$(64,204)	$—	$(64,204)	$—
Long-term borrowings, including current portion, net (1)	$(1,374,445)	$—	$(1,374,445)	$—

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

(1)

The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

(2)

The fair value of the Company’s short-term receivable from related parties is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

(3)

The fair value of the Company’s long-term receivable from related parties is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

(4)

The fair value of the Company’s short-term payable to related parties is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

As of each of March 31, 2022 and December 31, 2021, there were no assets measured at fair value on a non-recurring basis.

NOTE 9 – ISSUANCE OF UNITS

On November 18, 2016, Navios Partners entered into a Continuous Offering Program Sales Agreement for the issuance and sale from time to time through its agent common units having an aggregate offering price of up to $25,000. An amended Sales Agreement was entered into on August 3, 2020. As of March 31, 2021 and December 31, 2020, since the date of the amended Sales Agreement, Navios Partners had issued 756,442 and 357,508 units, respectively, and received net proceeds of $11,936 and $2,231, respectively. As of December 31, 2021, since the commencement of sales pursuant to the amended Sales Agreement, Navios Partners had issued 1,286,857 units and received net proceeds of $23,918. No additional sales were made subsequent to December 31, 2021 and will be made under this program. Pursuant to the issuance of the common units, Navios Partners issued 26,265 general partnership units to its general partner in order to maintain its 2.0% ownership interest. The net proceeds from the issuance of the general partnership units were $501.

Pursuant to the terms of the NMCI Merger Agreement, each outstanding common unit of Navios Containers that was held by a unitholder other than Navios Partners, Navios Containers and their respective subsidiaries was converted into the right to receive 0.39 of a common unit of Navios Partners. As a result of the NMCI Merger, 8,133,452 common units of Navios Partners were issued to former public unitholders of Navios Containers. Pursuant to the issuance of the common units, Navios Partners issued 165,989 general partner units, resulting in net proceeds of $3,911 (see Note 3 – Acquisition of Navios Containers and Navios Acquisition).

Pursuant to the terms of the NNA merger agreement, each outstanding common unit of Navios Acquisition that was held by a stockholder other than Navios Partners, was converted into the right to receive 0.1275 of a common unit of Navios Partners. As a result of the NNA Merger, 3,388,226 common units of Navios Partners were issued to former public stockholders of Navios Acquisition. Pursuant to the issuance of the common units, Navios Partners issued 69,147 general partner units, resulting in net proceeds of $1,893 (see Note 3 – Acquisition of Navios Containers and Navios Acquisition).

The effect of compensation expense arising from the restricted common units granted in December 2019 and 2018 and February 2019, amounted to $42 for the three month period ended March 31, 2022 (including the effect of restricted common units of Navios Acquisition, amounted to $11 for the three month period ended March 31, 2022) and was presented under the caption “General and administrative expenses” in the condensed Consolidated Statements of Operations.

The effect of compensation expense arising from the restricted common units granted in December 2019, 2018 and 2017 and February 2019, amounted to $118 for the three month period ended March 31, 2021 and was presented under the caption “General and administrative expenses” in the condensed Consolidated Statements of Operations.

As of March 31, 2022, the estimated compensation cost relating to service conditions of non-vested restricted common units granted in 2018 and 2019 not yet recognized was $124.

As of March 31, 2022, there were 42,916 restricted common units outstanding that remained unvested.

NOTE 10 – SEGMENT INFORMATION

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments.

Navios Partners reports financial information and evaluates its operations by charter revenues. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter or by sector. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet as a whole, determining where to allocate resources and drive business forward by examining consolidated results. Thus Navios Partners has determined that it operates under one reportable segment.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Drybulk, Containerships and Tankers operate worldwide. Revenues from specific geographic region, which contribute over 10% of total revenue, are disclosed separately.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Three Month Period ended March 31, 2022	Three Month Period ended March 31, 2021
Asia	$141,196	$38,083
Europe	73,916	20,661
North America	21,505	6,319

Total	$236,617	$65,063

NOTE 11 – INCOME TAXES

The Republic of the Marshall Islands, Malta and Liberia do not impose a tax on international shipping income. Under the laws of the Republic of the Marshall Islands, Malta, Cayman Islands, Liberia, British Virgin Islands and Hong Kong, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying condensed Consolidated Statements of Operations.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece on the basis of the applicable licensing regime are subject to tax liability towards the Greek state, which is calculated on the basis of the relevant vessel’s tonnage. A tax credit is recognized for tonnage tax (or similar tax) paid abroad, up to the amount of the tax due in Greece. The owner, the manager and the bareboat charterer or the financial lessee (where applicable) are liable to pay the tax due to the Greek state. The payment of said tax exhausts the tax liability of the foreign ship owning company, the bareboat charterer, the financial lessee (as applicable) and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel outside Greece.

Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria.

In addition, these companies must meet an ownership test. The management of Navios Partners believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. Management believes the ultimate disposition of these matters will be immaterial individually and in the aggregate to Navios Partners’ financial position, results of operations or liquidity.

In November 2017, Navios Partners agreed to bareboat charter-in, under a ten-year bareboat contract, from an unrelated third party, the Navios Libra, a newbuilding Panamax vessel of 82,011 dwt, delivered on July 24, 2019. Navios Partners agreed to pay in total $5,540, representing a deposit for the option to acquire the vessel after the end of the fourth year, of which the first half of $2,770 was paid during the year ended December 31, 2017 and the second half of $2,770 was paid during the year ended December 31, 2018. As of March 31, 2022, the total amount of $6,468, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On October 18, 2019, Navios Partners agreed to bareboat charter-in, under a ten-year bareboat contract each, from an unrelated third party, the Navios Amitie and the Navios Star, two newbuilding Panamax vessels of 82,002 dwt and 81,994 dwt, respectively. The vessels were delivered in Navios Partner’s fleet on May 28, 2021 and June 10, 2021, respectively. Navios Partners has the option to acquire the vessels after the end of the fourth year for the remaining period of the bareboat charters. Navios Partners had agreed to pay in total $12,328, representing a deposit for the option to acquire the vessels after the end of the fourth year, of which $1,434 was paid during the year ended December 31, 2019, $10,034 was paid during the year ended December 31, 2020, and the remaining amount of $860 was paid upon the delivery of the vessels. As of March 31, 2022, the total amount of $13,684, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

On January 25, 2021, Navios Partners agreed to bareboat charter-in, under a 15-year bareboat contract each, from an unrelated third party, three newbuilding Capesize vessels of approximately 180,000 dwt each. Navios Partners has the options to acquire the vessels after the end of year four for the remaining period of the bareboat charters. Navios Partners agreed to pay in total $10,500, representing a deposit for the options to acquire the vessels after the end of the fourth year, of which $5,250 was paid in August 2021 and the remaining amount of $5,250 will be paid upon the delivery of the vessels. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2022 and the first half of 2023. As of March 31, 2022, the total amount of $5,420, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

On March 25, 2021, Navios Partners agreed to bareboat charter-in, under a 15-year bareboat contract, from an unrelated third party, one newbuilding Capesize vessel, of approximately 180,000 dwt. Navios Partners has the option to acquire the vessel after the end of year four for the remaining period of the bareboat charter. Navios Partners agreed to pay in total $3,500, representing a deposit for the option to acquire the vessel after the end of the fourth year of which $1,750 was paid in August 2021 and the remaining amount of $1,750 will be paid upon the delivery of the vessel. The vessel is expected to be delivered by the first half of 2023. As of March 31, 2022, the total amount of $1,801, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

In June 2021, Navios Partners agreed to bareboat charter-in, under a ten-year bareboat contract, from an unrelated third party, one newbuilding Capesize vessel, of approximately 180,000 dwt. Navios Partners has the option to acquire the vessel after the end of year four for the remaining period of the bareboat charter. Navios Partners agreed to pay in total $12,000, representing a deposit for the option to acquire the vessel after the end of the fourth year of which $6,000 was paid in September 2021 and the remaining amount of $6,000 will be paid upon the delivery of the vessel. The vessel is expected to be delivered by the second half of 2022. In September 2021, Navios Partners declared its option to purchase the vessel. As of March 31, 2022, the total amount of $6,147, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

Pursuant to a novation agreement dated December 20, 2021 the Company agreed to novate the shipbuilding contract and to simultaneously enter into a bareboat charter agreement to bareboat charter-in a newbuilding Panamax vessel, under a ten-year bareboat contract, from an unrelated third party. The vessel has approximately 81,000 dwt and is expected to be delivered in Navios Partners’ fleet during the second half of 2022. Navios Partners agreed to pay in total $6,316, of which $3,158 was paid in April 2021 and the remaining amount of $3,158 was paid in the first quarter of 2022. In December 2021, Navios Partners declared its option to purchase the vessel. As of March 31, 2022, the total amount of $6,316 is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

On July 2, 2021, Navios Partners agreed to purchase four 5,300 TEU newbuilding containerships, from an unrelated third party, for a purchase price of $61,600 each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2023 and first half of 2024. Navios Partners agreed to pay in total $18,480 in three installments for each vessel and the remaining amount of $43,120 for each vessel plus extras will be paid upon delivery of the vessel. On August 13, 2021, the first installment of each vessel of $6,160, or $24,640 accumulated for the four vessels, was paid. As of March 31, 2022, the total amount of $24,640 is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

On October 1, 2021, Navios Partners exercised its option to acquire two 5,300 TEU newbuilding containerships, from an unrelated third party, for a purchase price of $61,600 each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2024. Navios Partners agreed to pay in total $18,480 in three installments for each vessel and the remaining amount of $43,120 for each vessel plus extras will be paid upon delivery of the vessel. On November 15, 2021, the first installment of each vessel of $6,160, or $12,320 accumulated for the two vessels, was paid. As of March 31, 2022, the total amount of $12,320 is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

In November 2021, Navios Partners agreed to purchase four 5,300 TEU newbuilding containerships (two plus two optional), from an unrelated third party, for a purchase price of $62,825 each. The vessels are expected to be delivered into Navios Partners’ fleet during the first and the second half of 2024. Navios Partners agreed to pay in total $25,130 in four installments for each vessel and the remaining amount of $37,695 plus extras for each vessel will be paid upon delivery of the vessel. In the first quarter of 2022, the aggregate amount of $12,565 in relation to the first installment for two vessels, was paid. As of March 31, 2022, the total amount of $12,565 is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Pursuant to a novation agreement dated January 28, 2022 the Company agreed to novate the shipbuilding contract and to simultaneously enter into a bareboat charter agreement to bareboat charter-in a newbuilding Panamax vessel, under a ten-year bareboat contract, from an unrelated third party. The vessel has approximately 81,000 dwt and is expected to be delivered in Navios Partners’ fleet during the first half of 2023. Navios Partners agreed to pay in total $6,860, of which $3,430 was paid in July 2021 and the remaining amount of $3,430 will be paid during the second quarter of 2022. In January 2022, Navios Partners declared its option to purchase the vessel. As of March 31, 2022, the total amount of $3,430 is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

Upon acquisition of the majority of outstanding stock of Navios Acquisition, Navios Partners assumed the following commitments:

In September 2018, Navios Acquisition agreed to a 12-year bareboat charter-in agreement with de-escalating purchase options for Baghdad and Erbil, two newbuilding Japanese VLCCs of 313,433 dwt and 313,486 dwt, respectively. On October 28, 2020, Navios Acquisition took delivery of the vessel Baghdad. The average daily rate under bareboat charter-in agreement of Baghdad amounts to $21. On February 17, 2021, Navios Acquisition took delivery of the vessel Erbil. The average daily rate under bareboat charter-in agreement of Erbil amounts to $21. As of March 31, 2022, the total amount of $2,664 is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

In the first quarter of 2019, Navios Acquisition exercised its option to a 12-year bareboat charter-in agreement with de-escalating purchase options for Nave Electron, a newbuilding Japanese VLCC of 313,239 dwt. On August 30, 2021, Navios Partners took delivery of the vessel Nave Electron. The average daily rate under bareboat charter-in agreement of the Nave Electron amounts to $21. As of March 31, 2022, the total amount of $1,921 is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

In the second quarter of 2020, Navios Acquisition exercised its option for a fourth newbuilding Japanese VLCC of approximately 310,000 dwt under a 12-year bareboat charter agreement with de-escalating purchase options and expected delivery in the second half of 2022. The average daily rate under this bareboat charter-in agreement will amount to $21. As of March 31, 2022, the total amount of $277 is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

As of March 31, 2022, the Company’s future minimum lease commitments under the Company’s charter-in contracts, are as follows:

Period ending March 31,	Amount
2023	$45,026
2024	64,232
2025	63,797
2026	63,564
2027	63,158
2028 and thereafter	434,135

Total	$733,912

NOTE 13 – TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Vessel operating expenses: In August 2019, Navios Partners extended the duration of its management agreement (“Management Agreement”) with the Manager until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party. Vessel operating expenses were fixed for two years commencing from January 1, 2020 at: (a) $4.35 daily rate per Ultra-Handymax Vessel; (b) $4.45 daily rate per Panamax Vessel; (c) $5.41 daily rate per Capesize Vessel; and (d) $6.90 daily rate per Containership of TEU 6,800. In December 2019, the Management Agreement was further amended to include from January 1, 2020, a $6.1 daily rate per Sub-Panamax/Panamax Containership.

Following the completion of the NMCI Merger, the fleet of Navios Containers is included in Navios Partners’ owned fleet and continued to be operated by the Manager (see Note 3 – Acquisition of Navios Containers and Navios Acquisition). As per the terms of the Navios Containers’ management agreement with the Manager (the “NMCI Management Agreement”), vessel operating expenses were fixed for two years commencing from January 1, 2020 at: (a) $6.22 daily rate per Containership of TEU 3,000 up to 4,999; (b) $7.78 daily rate per Containership of TEU 8,000 up to 9,999; and (c) $8.27 daily rate per Containership of TEU 10,000 up to 11,999.

Upon acquisition of the majority of outstanding stock of Navios Acquisition, the fleet of Navios Acquisition is included in Navios Partners’ owned fleet and continued to be operated by Tankers Manager (see Note 3 – Acquisition of Navios Containers and Navios Acquisition). As per the terms of the Navios Acquisition’s management agreement with Tankers Manager (the “NNA Management Agreement” and together with the Management Agreement and the NMCI Management Agreement, the “Management Agreements”), vessel operating expenses were fixed for two years commencing from January 1, 2020 at: (a) $6.8 per day per MR2 and MR1 product tanker and chemical tanker vessel; (b) $7.23 per day per LR1 product tanker vessel; and (c) $9.7 per day per VLCC.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The Management Agreements also provide for a technical and commercial management fee of $0.05 per day per vessel, an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

Following completion of the Mergers, the Managers provided commercial and technical management services to Navios Partners’ vessels until December 31, 2021 for a daily fee of: (a) $4.35 per Ultra-Handymax Vessel; (b) $4.45 per Panamax Vessel; (c) $5.41 per Capesize Vessel; (d) $6.1 per Containership of TEU 1,300 to TEU 3,400; (e) $6.22 per Containership of TEU 3,450 up to 4,999; (f) $6.9 per Containership of TEU 6,800; (g) $7.78 per Containership of TEU 8,000 up to 9,999; (h) $8.27 per Containership of TEU 10,000 up to 11,999; (i) $6.83 per MR2 and MR1 product tanker and chemical tanker vessel; (j) $7.23 per LR1 product tanker vessel; and (k) $9.65 per VLCC. Commencing from January 1, 2022 vessel operating expenses are fixed for one year for a daily fee of: (a) $4.48 per Ultra-Handymax Vessel; (b) $4.58 per Panamax Vessel; (c) $5.57 per Capesize Vessel; (d) $6.28 per Containership of TEU 1,300 up to 3,400; (e) $6.40 per Containership of TEU 3,450 up to 4,999; (f) $7.11 per Containership of TEU 6,800; (g) $8.01 per Containership of TEU 8,000 up to 9,999; (h) $8.52 per Containership of TEU 10,000 up to 11,999; (i) $7.03 per MR2 and MR1 product tanker and chemical tanker vessel; (j) $7.44 per LR1 product tanker vessel; and (k) $9.94 per VLCC.

The Management Agreements also provide for payment of a termination fee, equal to the fees charged for the full calendar year (for Navios Partners, Navios Containers and Navios Acquisition) preceding the termination date in the event the agreements are terminated on or before December 31, 2024.

Drydocking expenses are reimbursed at cost for all vessels.

During the three month periods ended March 31, 2022 and 2021 certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation under Company’s Management Agreement, amounted to $2,646 and $3,467, respectively, and are presented under the caption “Acquisition of/ additions to vessels, net of cash acquired” in the condensed Consolidated Statements of Cash Flows. During the three month period ended March 31, 2022, certain extraordinary fees and costs related to COVID-19 measures, including crew related expenses, amounted to $2,955 are presented under the caption of “Direct vessel expenses” in the condensed Consolidated Statements of Operations.

Total vessel operating expenses for each of the three month periods ended March 31, 2022 and 2021 amounted to $73,172 and $22,962, respectively

General and administrative expenses: Pursuant to the Administrative Services Agreement (the “Administrative Services Agreement”), the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Under the Administrative Services Agreement, which provide for allocable general and administrative costs, the Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In August 2019, Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager until January 1, 2025, to be automatically renewed for another five years. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date in the event the Administrative Services Agreement is terminated on or before December 31, 2024.

Total general and administrative expenses charged by the Manager for the three month periods ended March 31, 2022 and 2021 amounted to $10,205 and $3,685, respectively.

Balance due from/ (to) related parties: Balance due from related parties (both short and long term) as of March 31, 2022 and December 31, 2021 amounted to $53,786 and $35,245, respectively, of which the current receivable was $17,484 and $0, respectively, and the long-term receivable was $36,302, and $35,245, respectively. Balance due to related parties, short-term as of March 31, 2022 and December 31, 2021 amounted to $0 and $64,204, respectively, and mainly consisted of payables to the Managers. The balances mainly consisted of administrative fees, drydocking, extraordinary fees and costs related to regulatory requirements including ballast water treatment system, other expenses, as well as fixed vessel operating expenses, in accordance with the Management Agreements.

Others: Navios Partners has entered into an omnibus agreement with Navios Holdings (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Navios Partners entered into an omnibus agreement with Navios Acquisition and Navios Holdings (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for containerships and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

In connection with the Navios Maritime Midstream Partners L.P. (“Navios Midstream”) initial public offering effective November 18, 2014, Navios Partners entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Holdings pursuant to which Navios Acquisition, Navios Holdings and Navios Partners have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years and also providing rights of first offer on certain tanker vessels.

In connection with the Navios Containers private placement and listing on the Norwegian over-the-counter market effective June 8, 2017, Navios Partners entered into an omnibus agreement with Navios Containers, Navios Holdings, Navios Acquisition and Navios Midstream (the “Navios Containers Omnibus Agreement”), pursuant to which Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream have granted to Navios Containers a right of first refusal over any containerships to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream to compete with Navios Containers under specified circumstances.

General partner: Olympos Maritime Ltd., an entity affiliated to our Chairwoman and Chief Executive Officer, Angeliki Frangou , is the holder of Navios Partners’ general partner interest.

Acquisition of vessels:

2021

On March 30, 2021, Navios Partners acquired the Navios Avior, a 2012-built Panamax vessel of 81,355 dwt, and the Navios Centaurus, a 2012-built Panamax vessel of 81,472 dwt, from Navios Holdings, for an acquisition cost of $39,320 (including $70 capitalized expenses), including working capital balances of $(5,766).

Navios Acquisition Credit Facility: On August 24, 2021, Navios Partners and Navios Acquisition entered into a loan agreement under which Navios Partners agreed to make available to Navios Acquisition a working capital facility of up to $45,000. As of the date hereof, the full amount of the facility has been drawn. The full amounts borrowed, including accrued and unpaid interest are due and payable on the date that is one year following the date hereof. The facility bears interest at the rate of 11.50% per annum. As of each of March 31, 2022 and December 31, 2021, the outstanding balance of $45,000 was eliminated upon consolidation.

Loan payable to affiliated company: On March 19, 2021, Navios Acquisition entered into a secured loan agreement with a subsidiary of N Shipmanagement Acquisition Corp. (“NSM”), an entity affiliated with Navios Acquisition’s Chairwoman and Chief Executive Officer, for a loan of up to $100,000 to be used for general corporate purposes (the “NSM Loan Agreement”). The loan would be repayable in two years and bears interest at a rate of 11% per annum, payable quarterly. Navios Acquisition may elect to defer all scheduled capital and interest payments, in which case the applicable interest rate is 12.5% per annum.

In August 2021, Navios Acquisition entered into a supplemental agreement (the “Supplemental Loan Agreement”) to amend the NSM Loan Agreement. The Supplemental Loan Agreement provided for: (i) the issuance of 8,823,529 newly-issued shares of common stock of Navios Acquisition in settlement of $30,000 of the outstanding balance of the NSM Loan Agreement and (ii) the repayment of $35,000 of the outstanding balance of the NSM Loan Agreement in cash as of the date of the Supplemental Loan Agreement and the repayment in cash on January 7, 2022 of the remainder of the outstanding balance of the NSM Loan Agreement, of approximately $33,112.

On December 23, 2021, the outstanding amount of $33,112 was repaid. As of March 31, 2022, there was no outstanding balance of the NSM Loan Agreement. Upon completion of the NNA Merger, the newly-issued shares of common stock of Navios Acquisition were converted into common units of Navios Partners on the same terms as is applicable to other outstanding shares of common stock of Navios Acquisition.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 14 – CASH DISTRIBUTIONS AND EARNINGS PER UNIT

The amount of distributions paid by Navios Partners and the decision to make any distribution is determined by the Company’s board of directors and will depend on, among other things, Navios Partners’ cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable. There is no guarantee that the Company will pay the quarterly distribution on the common units in any quarter. The Company is prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under its existing credit facilities.

There are incentive distribution rights held by Navios GP L.L.C., which are analyzed as follows:

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	Incentive Distribution Right Holder	General Partner
Minimum Quarterly Distribution	up to $5.25	98%	—	2%
First Target Distribution	up to $6.0375	98%	—	2%
Second Target Distribution	above $ 6.0375 up to $6.5625	85%	13%	2%
Third Target Distribution	above $6.5625 up to $7.875	75%	23%	2%
Thereafter	above $7.875	50%	48%	2%

The first 98% of the quarterly distribution is paid to all common unitholders. The incentive distributions rights (held by Navios GP L.L.C.) apply only after a minimum quarterly distribution of $6.0375 per unit.

In January 2021, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2020 of $0.05 per unit. The distribution was paid on February 12, 2021 to all unitholders of common units and general partner units of record as of February 9, 2021. The aggregate amount of the declared distribution was $579.

In April 2021, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2021 of $0.05 per unit. The distribution was paid on May 14, 2021 to all unitholders of common units and general partner units of record as of May 11, 2021. The aggregate amount of the declared distribution was $1,127.

In January 2022, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2021 of $0.05 per unit. The distribution was paid on February 11, 2022 to all unitholders of common units and general partner units of record as of February 9, 2022. The aggregate amount of the declared distribution was $1,541.

In April 2022, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2022 of $0.05 per unit. The cash distribution was paid on May 12, 2022 to all unitholders of common units and general partner units of record as of May 9, 2022. The aggregate amount of the declared distribution was $1,541.

Navios Partners calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement, net of the unallocated earnings (or losses). Basic earnings per common unit is determined by dividing net income by the weighted average number of common units outstanding during the period. Diluted earnings per unit is calculated in the same manner as basic earnings per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. Net loss per unit undistributed is determined by taking the distributions in excess of net income and allocating between common units and general partner units on a 98%-2% basis. There were no options or phantom units outstanding during each of the three month periods ended March 31, 2022 and 2021.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The calculations of the basic and diluted earnings per unit are presented below.

	Three Month Period Ended March 31, 2022	Three Month Period Ended March 31, 2021
Net income	$85,665	$136,679
Income attributable to:
Common unitholders	$83,952	$133,946
Weighted average units outstanding basic
Common unitholders	30,154,171	11,367,280
Earnings per unit basic:
Common unitholders	$2.78	$11.78
Weighted average units outstanding diluted
Common unitholders	30,197,087	11,453,630
Earnings per unit diluted:
Common unitholders	$2.78	$11.69
Earnings per unit distributed basic:
Common unitholders	$0.05	$0.05
Earnings per unit distributed diluted:
Common unitholders	$0.05	$0.05

Potential common units of 42,916 and 86,350 for the three month periods ended March 31, 2022 and March 31, 2021, respectively, are included in the calculation of diluted earnings per unit.

NOTE 15 – LEASES

Time charter out contracts and pooling arrangements

The Company’s contract revenues from time chartering, bareboat chartering and pooling arrangements are governed by ASC 842.

Bareboat charter-in contracts

On July 24, 2019, Navios Partners took delivery of the Navios Libra, a 2019-built Panamax vessel of 82,011 dwt, for a ten-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year and an average daily rate of $6. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an operating lease. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and an operating lease right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability. On May 28, 2021 and June 10, 2021, Navios Partners took delivery of the Navios Amitie and the Navios Star, two 2021-built Panamax vessels of 82,002 dwt and 81,994 dwt, respectively. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year and an average daily rate of $5.9. The Company has performed assessments considering the lease classification criteria under ASC 842 and concluded that the arrangements are operating leases. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability.

Upon acquisition of the majority of outstanding stock of Navios Acquisition, Navios Partners took delivery of two 12-year bareboat charter-in vessels, with de-escalating purchase options, the Baghdad, a 2020-built Japanese VLCC of 313,433 dwt and the Erbil, a 2021-built Japanese VLCC of 313,486 dwt. The average daily rate under bareboat charter-in agreement each of Baghdad and Erbil, amounts to $21. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an operating lease. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On August 30, 2021, Navios Partners took delivery of the Nave Electron, a 2021-built VLCC vessel of 313,329 dwt. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year and an average daily rate of $21. The Company has performed assessments considering the lease classification criteria under ASC 842 and concluded that the arrangements are operating leases. The Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability.

Based on management estimates and market conditions, the lease term of the leases is being assessed at each balance sheet date. At lease commencement, the Company determines a discount rate to calculate the present value of the lease payments so that it can determine lease classification and measure the lease liability. In determining the discount rate to be used at lease commencement, the Company used its incremental borrowing rate as there was no implicit rate included in charter-in contracts that can be readily determinable. The incremental borrowing rate is the rate that reflects the interest a lessee would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment. The Company then applies the respective incremental borrowing rate based on the remaining lease term of the specific lease. Navios Partners’ incremental borrowing rates were approximately 7% for the Navios Libra, 5% for the Navios Amite and the Navios Star, 6% for Baghdad and Erbil and 4% for the Nave Electron.

As of March 31, 2022 and December 31, 2021 the unamortized balance of the lease liability amounted $239,388 and $243,804, respectively, and is presented under the captions “Operating lease liabilities, net, current portion” and “Operating lease liabilities, net, non-current portion” in the condensed Consolidated Balance Sheets. Right of use assets amounted $240,132 and $244,337 as at March 31, 2022 and December 31, 2021, respectively, and are presented under the caption “Operating lease assets” in the condensed Consolidated Balance Sheets.

The Company recognizes the lease payments for its operating leases as charter hire on a straight-line basis over the lease term. Lease expense for the three month periods ended March 31, 2022 and 2021 amounted to $7,617, and $513, respectively, and is included under the caption “Time charter and voyage expenses” in the condensed Consolidated Statements of Operations.

For the three month periods ended March 31, 2022 and March 31, 2021, the sublease income (net of commissions, if any) for vessels where the Company is a lessee amounted to $16,182 and $972, respectively, and it is included in the condensed Consolidated Statements of Operations under the caption “Time charter and voyage revenues”.

The table below provides the total amount of lease payments on an undiscounted basis on the Company’s chartered-in contracts as of March 31, 2022:

Period ending March 31,	Charter-in vessels in operation
2023	$30,581
2024	30,629
2025	30,389
2026	30,368
2027	30,102
2028 and thereafter	158,665

Total	$310,734

Operating lease liabilities, including current portion	$239,388
Discount based on incremental borrowing rate	$71,346

Bareboat charter-out contract

Subsequently to the charter-in agreement, the Company entered into bareboat charter-out agreements for a firm charter period of 10-years for the vessels Baghdad and Erbil. The agreement includes an optional period of five years. The Company performed also an assessment of the lease classification under the ASC 842 and concluded that the arrangements are operating leases.

The Company recognizes in relation to the operating leases for the charter-out agreements the charter-out hire income in the condensed Consolidated Statements of Operations on a straight-line basis. For the three month period ended March 31, 2022, the charter hire income (net of commissions, if any) amounted to $5,185 and it is included in the condensed Consolidated Statements of Operations under the caption “Time charter and voyage revenues”.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 16 – SUBSEQUENT EVENTS

In April 2022, Navios Partners agreed to purchase four 115,000 dwt Aframax/LR2 newbuilding vessels for a purchase price of $58,500 each (plus $4,158 in additional features). They are expected to be delivered into Navios Partners’ fleet during 2024 and the first quarter of 2025. The closing of the transaction is subject to completion of customary documentation.

On May 9, 2022, Navios Partners entered into a new credit facility with a commercial bank for a total amount of up to $25,235 in order to refinance existing indebtedness and for working capital purposes. The credit facility matures in the second quarter of 2027 and bears interest at Term Secured Overnight Financing Rate (SOFR) plus credit adjustment spread plus 250 bps per annum. On May 11, 2022, the entire amount was drawn under this credit facility.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: May 23, 2022